Exhibit 2.1 EXECUTION VERSION

TRANSACTION AGREEMENT

dated as of

November 2, 2015,

between

VISA INC.

and

VISA EUROPE LIMITED

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6.15	Rebates Accrued to Closing	54
6.16	Retention Cooperation	54
6.17	No Double Recovery	55

ARTICLE VII CONDITIONS TO CLOSING		55
7.1	Mutual Conditions	55
7.2	Additional Conditions to the Obligations of VI	56
7.3	Additional Conditions to the Obligations of VE	56
7.4	Frustration of the Closing Conditions	57

ARTICLE VIII TERMINATION		57
8.1	Grounds for Termination	57
8.2	Effect of Termination	57

ARTICLE IX MISCELLANEOUS		58
9.1	Non-Survival of Representations and Warranties	58
9.2	Notices	58
9.3	Interpretation	59
9.4	Assignment	60
9.5	Entire Agreement; Amendments	60
9.6	No Partnership	61
9.7	Severability	61
9.8	Specific Enforcement	61
9.9	Waiver of Jury Trial	61
9.10	Submission to Jurisdiction; Waivers	61
9.11	Dispute Resolution	62
9.12	No Third Party Beneficiaries	63
9.13	Governing Law	63
9.14	Expenses	63
9.15	Counterparts	64
9.16	Extension; Waivers	64

ARTICLE X VE MEMBER REPRESENTATIVE		64
10.1	Joinder of the VE Member Representative	64
10.2	Declaration of Trust	65
10.3	Principles of the VE Member Representative	65
10.4	Non-Solicitation Obligations	66

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Exhibits
Exhibit A	–	Form of Letter of Transmittal
Exhibit B	–	Form of Put Option Exercise Notice
Exhibit C	–	Form of UK&I Certificate of Designations
Exhibit D	–	Form of Europe Certificate of Designations
Exhibit E	–	Form of Class A Equivalent Certificate of Designations
Exhibit F	–	Form of Share Certificate Indemnity
Exhibit G	–	Form of Deed of Warranty
Exhibit H	–	Form of Litigation Management Deed
Exhibit I	–	Form of Voting PoA
Exhibit J	–	Form of Data Rights Agreement
Exhibit K	–	Form of Deed Poll
Exhibit L	–	Form of Membership Regulations Amendments
Exhibit M	–	Form of VE Member Representative Joinder

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TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT, dated as of November 2, 2015 (this “Agreement”), is entered into by and between Visa Inc., a Delaware corporation (“VI”) and Visa Europe Limited, a company incorporated under the laws of England and Wales (“VE”) and, following its formation and subsequent joinder hereto pursuant to Article X, the VE Member Representative.

WHEREAS, VI and VE are parties to the Put-Call Option Agreement, dated as of October 1, 2007 (the “Option Agreement”), pursuant to which, among other things, VI has granted a put right (as amended from time to time, the “Put Option”) to VE, on behalf of the VE Members, in respect of 100% of the issued and outstanding share capital of VE (the “VE Shares”);

WHEREAS, subject to the terms and conditions of this Agreement and the other Transaction Documents, VI desires, upon the exercise by VE of the Put Option, to acquire from the holders of the VE Shares (the “VE Members”), and VE, acting on behalf of the VE Members pursuant to the power granted to VE and to the board of directors of VE (the “VE Board”) by Articles 30.1 and 30.4 of the articles of association of VE (as amended, the “VE Articles”) and, where applicable, the membership deeds executed by and between VE and VE Members (such powers, collectively, the “Powers of Attorney”), desires to cause to be sold to VI, all (and not less than all) of the VE Shares;

WHEREAS, in connection with the execution of this Agreement, VI and VE have entered into Amendment No. 1 to the Option Agreement, dated as of the date hereof (the “Option Amendment”), to effectuate certain revisions to the terms on which the Put Option may be exercised, including amendments to the structure of the consideration payable by VI thereunder, to reduce uncertainties regarding, among other things, the timing of any exercise of the Put Option and the amount and calculation method of the Option Exercise Price (as defined in the Option Agreement as amended by the Option Amendment). The VE Board unanimously approved the deletion of Part G of the VE Membership Regulations by resolution on July 10, 2015 to clarify that none of the businesses or assets of VE shall be retained by the VE Members in connection with the exercise of the Put Option. The change was immediately effective and the updated Membership Regulations will be communicated to the VE Members (together with other amendments) between the date hereof and Closing;

WHEREAS, the VE Member Representative will be formed in accordance with Article X after the date hereof and be joined as a party to this Agreement, and shortly thereafter the VE Member Representative will enter into an earn-out rights trust deed, and such other trust deeds as may be declared from time to time, as a deed poll for the benefit of the VE Members (such deed(s), the “VEMR Trust Deed”) pursuant to which it will (among other things) declare a trust over its rights under this Agreement in favor of certain VE Members on the terms set out therein; and

WHEREAS, also in connection with the execution of this Agreement, (a) VI, VE and certain UK-based VE Members who are parties thereto have entered into a Loss Sharing Agreement, dated as of the date hereof (the “Loss Sharing Agreement”), and (b) prior to the

Closing, VI, the VE Member Representative, and the other parties thereto (such other parties, the “LMC Members”) will enter into a Litigation Management Deed, substantially in the form set forth as Exhibit H (the “Litigation Management Deed”).

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

“Accounting Firm” has the meaning set forth in Section 2.6(d).

“Acquired Business” means any business acquired by VI or any of its Subsidiaries after the Closing Date, or any investment by VI or any of its Subsidiaries in any joint venture, partnership or other equity investment in or with a third party.

“Acquired Business Incremental Revenue” means, with respect to any Acquired Business, the difference between (i) the Acquired Business Revenue minus (ii) the product of (x) the amount of revenue recognized by the Acquired Business in the twelve (12) months preceding the acquisition or investment date multiplied by (y) the number of twelve (12) month periods (including fractional amounts) between the acquisition or investment date and the end of the Measurement Period.

“Acquired Business Incremental VE Revenue” means, with respect to any Acquired Business, the amount of Acquired Business Incremental Revenue multiplied by the quotient of (i) the amount of Acquired Business VE Revenue divided by (ii) the amount of Acquired Business Revenue.

“Acquired Business Revenue” means, with respect to any Acquired Business, the revenue recognized (and, for the avoidance of doubt, adjusted for any minority interest) by VI or any of its Subsidiaries that is attributable to such Acquired Business for the period from the acquisition or investment date of such Acquired Business until the end of the Measurement Period.

“Acquired Business VE Revenue” means, with respect to any Acquired Business, the Acquired Business Revenue generated by (i) products or services within the VE Territory as part of the VE Business or (ii) the use of data or systems of the VE Business (e.g., data mining).

“Adjusted Incremental VE Revenue” means, with respect to any Acquired Business, (i) the Acquired Business Incremental VE Revenue, minus (ii) the Cost of Capital.

“Affiliate” means, in relation to a Person, any Person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with that Person.

“Agreement” has the meaning set forth in the preamble.

“Annual Review Period” has the meaning set forth in Section 2.6(e)(vi)(A).

“Annual VE Net Revenue Statement” has the meaning set forth in Section 2.6(e)(iv).

“Annualized Applicable FY16 Fees” has the meaning set forth in Section 6.15(a).

“Applicable Rebate Percentage” has the meaning set forth in Section 6.15(b).

“Applicable Tax Threshold” has the meaning set forth in Section 5.2(x)(vi).

“Business Day” means any day other than a Saturday, Sunday or any other day which is a public or federal holiday in any of London (United Kingdom), New York City (USA) or Foster City, California (USA).

“Business Partnership Agreements” means those business partnership agreements and other arrangements pursuant to which Incentive Payments are made.

“Claims” means all debts, demands, causes of action, suits, covenants, torts, damages, Encumbrances, claims, defenses, offsets, judgments and demands whatsoever, of every name and nature, both at law and in equity, known or unknown, suspected or unsuspected, accrued or unaccrued, fixed or contingent.

“Class A Common Stock” means the Class A Common Stock of VI, par value $0.0001 per share.

“Class A Equivalent Certificate of Designations” has the meaning set forth in Section 6.2(a).

“Class A Equivalent Preferred Stock” has the meaning set forth in Section 6.2(a).

“Closing” has the meaning set forth in Section 2.3.

“Closing Cash Consideration” has the meaning set forth in Section 2.2(a).

“Closing Date” has the meaning set forth in Section 2.3.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Competition Authorities” means the European Commission to the extent it is competent to review any part of the proposed transaction (and, in the event the European Commission takes a decision to refer the whole or part of the proposed transaction to the competent authorities of one or more Member States under Article 9 of Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings, each such competition authority), the Turkish competition authority (Türk Rekabet Kurumu) and the Jersey Competition Regulatory Authority.

“Confidentiality Agreement” means the Amended and Restated Confidentiality Letter Agreement, dated July 23, 2015, between VI and VE.

“Consideration” has the meaning set forth in Section 2.5.

“Contingent Consideration” has the meaning set forth in Section 2.5.

“Contingent Consideration Amount” has the meaning set forth in Section 2.6(a).

“Contingent Consideration Statement” has the meaning set forth in Section 2.6(c).

“Contract” means any written or oral binding agreement, lease, license, contract, note, mortgage, indenture, arrangement or other contractual obligation.

“Control” means, in relation to a Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and “Controlled” and “Controlling” shall be construed accordingly).

“Cooperation Side Letter” means the side letter, dated as of the date hereof, between VI and VE, with respect to certain cooperation obligations of VE.

“Cost of Capital” means, with respect to any Acquired Business, (i) the aggregate amount of consideration paid for equity interests plus the aggregate amount of indebtedness of such Acquired Business that is assumed or otherwise remains outstanding at the acquisition or investment date (and, for the avoidance of doubt, adjusted for any minority interest), multiplied by (ii) 8%, and multiplied by (iii) the number of 12-month periods (including fractional amounts) between the acquisition or investment date and the end of the Measurement Period and multiplied by (iv) the quotient of Acquired Business Incremental VE Revenue divided by Acquired Business Revenue.

“Cumulative Net Revenue Amount” has the meaning set forth in Section 2.6(a)(iii).

“CyberSource Business” means the business that VI would have been permitted to conduct, as of immediately prior to the Closing, under the letter agreement regarding CyberSource, dated October 27, 2011, between VI and VE.

“CyberSource Incremental Revenue” means the incremental revenue of the CyberSource Business generated by offering additional or improved products and services to CyberSource customers and users, where the systems and data of the VE Business (beyond the scope of use and access to which VI was entitled prior to the Closing) are a substantial component in generating such incremental revenue.

“Data Rights Agreement” means a data rights agreement, substantially in the form attached hereto as Exhibit J, with such changes as may be mutually agreed between VI and VE prior to the Closing.

“Deed of Warranty” means a deed of warranty pursuant to Article 30.2.2 of the VE Articles, either (i) from a VE Member in favor of VI (or its designee) or (ii) from VE on behalf of one or more VE Members (pursuant to the Powers of Attorney) in favor of VI (or its designee) in the form attached hereto as Exhibit G (and “Deeds of Warranty” shall be construed accordingly).

“Deed Poll” has the meaning set forth in Section 6.12(b).

“Disposals” has the meaning set forth in Section 5.2(d).

“Dispute” has the meaning set forth in Section 9.11(a).

“Dispute Notice” has the meaning set forth in Section 9.11(a).

“Disqualified Acquisition Revenue” means the Acquired Business Revenue of all Acquired Businesses, except for the Adjusted Incremental VE Revenue of such Acquired Businesses.

“Distribution Agent” has the meaning set forth in Section 2.5(a).

“Distribution Agent Agreement” has the meaning set forth in Section 2.5(a).

“Dollars” and “$” means the lawful currency of the United States of America.

“Encumbrance” means any liens, security interests, options, rights of first refusal, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, restrictions on the use of property, encroachments, licenses to third parties, leases to third parties, security interests, or any other encumbrances and other restrictions or limitations on use of real or personal property or irregularities in title thereto.

“Estimated Acquired Business Revenue” means, with respect to any Acquired Business as of the last day of any fiscal quarter or fiscal year, (i) the amount of revenue recognized (and, for the avoidance of doubt, adjusted for any minority interest) by VI or any of its Subsidiaries that is attributable to such Acquired Business for the period from the acquisition or investment date of such Acquired Business through the last day of such fiscal quarter or year end, divided by (ii) the number of days in such period, and multiplied by (iii) the number of days in the period from the acquisition or investment date of such Acquired Business through the end of the Measurement Period.

“Estimated Acquired Business VE Revenue” means, with respect to any Acquired Business as of the last day of any fiscal quarter or fiscal year, the amount of Estimated Acquired Business Revenue, except that only revenue generated by (x) products or services within the VE Territory as part of the VE Business or (y) the use of data or systems of the VE Business (e.g., data mining) shall be included for purposes of clause (i) of such definition.

“EU” means the European Union.

“EU Member State Data Protection Laws” has the meaning set forth in Section 6.12(a).

“Euro” and “€” means the lawful single currency of the EU constituted by the Treaty on European Union.

“Europe Certificate of Designations” has the meaning set forth in Section 6.2(a).

“Europe Members” means VE Members that are not UK&I Members.

“Europe Preferred Stock” has the meaning set forth in Section 2.2(b).

“European Economic Area” means the member states of the EU together with Iceland, Norway and Liechtenstein.

“Existing Credit Facility” means that certain £500,000,000 credit agreement entered into by VE on March 13, 2014.

“Field of Use” has the meaning given to it in the Framework Agreement.

“Financing” has the meaning set forth in Section 6.6.

“Floor Amount” has the meaning set forth in Section 2.6(b).

“Fractional Share Cash Amount” has the meaning set forth in Section 2.5(d).

“Framework Agreement” means that agreement dated as of October 1, 2007 between VI, VE, Inovant LLC, Visa International Services Association and Visa U.S.A. Inc.

“FX Spread Revenue” means revenue from the VE Business recognized from the application of buy/sell spreads for (i) currency conversion of daily settlement amounts of transactions originated by accounts of issuers in the VE Territory, (ii) currency conversion of daily settlement amounts of acquirers in the VE Territory or (iii) currency conversion services provided to commercial partners in the VE Territory.

“GAAP” means U.S. generally accepted accounting principles.

“Global Rules” has the meaning set forth in the Framework Agreement.

“Governmental Authority” means any (a) regional, federal, state, provincial, local, foreign or international government, governmental or quasi-governmental authority, regulatory authority or administrative agency; (b) governmental commission, department, board, bureau, agency or instrumentality; (c) court, tribunal, arbitrator, arbitral body (public or private) or self-regulatory organization; or (d) political sub-division of any of the foregoing.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, approval, consent, authorization, permit, license or determination entered by or with any Governmental Authority.

“ICDR” has the meaning set forth in Section 9.11(a).

“IFRS” means the International Financial Reporting Standards as adopted by the EU.

“Incentive Payments” means payments that are (i) paid on a non-uniform basis to issuers, merchants, acquirers and other Persons functioning as acquirers in the VE Territory as set forth in individually negotiated contracts with the objective of securing revenue of the VE Business and (ii) intended to incentivize certain behavior of the recipient of such funds through the use of performance metrics, which, in the case of merchants, are directly proportional to, or dependent on, volume (by transaction), including where used to secure existing transaction levels; provided, however, for the purposes of calculating the Contingent Consideration only, any up-front or non-recurring Incentive Payments under contracts entered into after the date hereof would be treated as if such Incentive Payments are distributed equally over the full term of such contract.

“Incremental Net Revenue Amount” has the meaning set forth in Section 2.6(a)(ii).

“INR Multiple” has the meaning set forth in Section 2.6(b).

“Intellectual Property” means all intellectual property and proprietary rights throughout the world, including all (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names and corporate names (whether or not registered) and other indicia of origin, and all applications and registrations in connection therewith, (c) all copyrights (whether or not published), and all applications and registrations in connection therewith, (d) intellectual property rights in software programs, (e) mask works and industrial designs, and all applications and registrations in connection therewith and (f) trade secrets and other intellectual property rights in confidential and proprietary information (including inventions, ideas, research and development information, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, research records, test information, financial, marketing and business data, customer and supplier lists and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations, including any and all data and collections of data).

“IRS” means the United States Internal Revenue Service.

“ISA” means an International Service Assessment, as referenced in paragraph 34.8.4 of Schedule 1 (Bilateral Services) to the Framework Agreement.

“Law” means all applicable provisions of (a) any constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Authority, (b) any consents or approvals of any Governmental Authority and (c) any Governmental Order.

“Leakage” has the meaning set forth in Section 2.7(c).

“Leakage Accounting Firm” has the meaning set forth in Section 2.7(e).

“Leakage Amount” has the meaning set forth in Section 2.7(b).

“Leakage Tax Benefit Amount” means an amount equal to the product of (i) thirty-five percent (35%) and (ii) the sum of (A) the amount of VE Transaction Bonuses and (B) fifty percent (50%) of the amount of the VE Transaction Expenses.

“Legal Restraint” has the meaning set forth in Section 8.1(c).

“Letter of Transmittal” means: (i) in the case of those VE Members who will be receiving VI Preferred Stock in accordance with Section 2.2(b), a letter of transmittal substantially in the form attached hereto as Exhibit A, with such changes as may be mutually agreed between VI and VE prior to the Closing; and (ii) in relation to the VE Members not entitled to receive VI Preferred Stock, a communication (addressed from those VE Members to VI, VE and the VE Member Representative) in a form to be mutually agreed between VI and VE prior to the Closing (and “Letters of Transmittal” shall be construed accordingly).

“Liability” means any liability, indebtedness, obligation, commitment, expense, Claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, or whether due or to become due, including any fines, penalties, interest, judgments, awards or settlements respecting any judicial, administrative or arbitration proceedings or other actions or any damages, losses, Claims or demands with respect to any Law.

“Litigation Management Deed” has the meaning set forth in the recitals.

“LMC Members” has the meaning set forth in the recitals.

“Locked Box Accounts” means the unaudited consolidated accounts of VE and its Subsidiaries as of the Locked Box Date as provided to VI in the Virtual Data Room.

“Locked Box Date” means March 31, 2015.

“Locked Box Period” has the meaning set forth in Section 2.7(b).

“Loss Sharing Agreement” has the meaning set forth in the recitals.

“Marketing Period” shall mean the first period of sixty (60) consecutive calendar days after the date hereof throughout and at the end of which (a) VI shall have received the Required Information and (b) the Required Information complies in all material respects with the requirements set forth in the definition of “Required Information.” Notwithstanding anything in this definition to the contrary, if proceeds from the Financing sufficient to pay the Closing Cash Consideration are received by VI prior to the expiration of the sixty (60) consecutive calendar day period described above, the “Marketing Period” shall end on the fifth (5th) Business Day after the date on which such proceeds are received by VI. If at any time VE believes in good faith that it has delivered to VI all Required Information and such Required Information at such time meets the requirements of the first sentence of this definition, VE may deliver a written notice to VI to such effect, in which case the Marketing Period shall be deemed to have commenced as of the date of delivery of such notice, unless VI believes in good faith that any Required Information has not been received or does not meet such requirements and, within five (5) Business Days after the date of VI’s receipt of the aforementioned notice, VI delivers a written notice to VE to that effect stating what Required Information it has not received or does not comply with the requirements of the first sentence of this definition at such time; provided, however, that delivery of the notice pursuant to this sentence shall not relieve VE of its obligations pursuant to Section 6.6.

“Material Adverse Effect” means, with respect to VE or VI, as the case may be, any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, is, or is reasonably likely to become, materially adverse to the business, properties, financial condition or liabilities of such Person and its Subsidiaries, taken as a whole; provided, however, that “Material Adverse Effect” shall not include the effect of any event, change, circumstance, effect, development or state of facts to the extent it results from or arises out of, alone or in combination, (a) general economic or political conditions (including results of elections) or securities, credit, financial or other capital markets conditions, or currencies or exchange rates, in each case in the United States, Europe or any other foreign jurisdiction, (b) changes or conditions generally affecting the industries, businesses, or segments thereof, in which such Person and its Subsidiaries operate, (c) any change in applicable Law (or authoritative interpretation of the foregoing) (other than as set out in clause (d) below), (d) VE’s commitments to the European Commission as disclosed to VI in the Virtual Data Room, (e) any change in applicable IFRS or GAAP (or authoritative interpretation of any of the foregoing), (f) the execution, announcement, pendency or performance of this Agreement or the transactions contemplated hereby, (g) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (h) earthquakes, hurricanes, floods, or other natural disasters, or (i) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be a “Material Adverse Effect” to the extent not otherwise excluded hereunder), except, in the case of the foregoing clauses (a), (b), (c), (g) or (h), to the extent that such event, change, circumstance, effect, development or state of facts impacts such Person and its Subsidiaries, taken as a whole, in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other persons located in the regions (or the portion of their operations located in the regions) and in the industries in which such Person and its Subsidiaries operate (in which case the incremental disproportionate impact may be deemed either alone or in combination to constitute, or to be taken into account in determining, whether there is a “Material Adverse Effect”).

“Material Contract” means all Contracts of the following types to which VE or any of its Subsidiaries is bound or to which any of their respective assets is subject:

(a)        Contracts between VE and any of its Subsidiaries, on the one hand, and any VE Member or Affiliate of a VE Member, on the other hand, in each case involving an aggregate amount of payments in excess of €15,000,000 (exclusive of any applicable VAT) during the full financial year of VE after the date of this Agreement, except for any Permitted Credit Facility Agreement;

(b)        Contracts between VE and any of its Subsidiaries, on the one hand, and any VE Member or Affiliate of a VE Member, on the other hand, (i) for which there is a generally established “form of” Contract that has been provided to VI prior to the date hereof and (ii) that does not conform to the “form of” Contract in all material respects;

(c)        any letter of credit, collateral agreement, or similar agreement entered into for purposes of managing the financial settlement risk of any VE Member that is entered into outside of the ordinary course of business or is not consistent with past practices under VE’s applicable Member Risk Policy;

(d)        any Settlement Agreement which is not a Permitted Settlement Agreement;

(e)        any Contract entered into by VE with a contract value in excess of €5,000,000 (exclusive of any applicable VAT) per full financial year of VE that (i) materially restricts VE or any of its Affiliates from engaging in any line of business, or developing, marketing or distributing products or services or obligates VE or any of its Affiliates not to compete with another Person or in any geographic area or during any period of time or that would otherwise materially limit the freedom of VI or its Affiliates (including VE) from engaging in any material line of business after the Closing, (ii) contains exclusivity, preferential treatment or “most favored nation/MFN” obligations or restrictions binding on VE or any of its Affiliates or that would be binding on VI or any of its Affiliates (including VE) after the Closing, (iii) is with a VE Member and prohibits VE or any of its Affiliates from hiring or soliciting for hire any group of employees (including customers’ employees) or (iv) to the extent not pursuant to ordinary course consultancy and services agreements (substantially in VE’s standard form, as provided to VI in the Virtual Data Room), prohibits VE or any of its Affiliates from hiring or soliciting for hire any group of employees (including customers’ employees);

(f)          any agreement or series of related agreements providing for the acquisition or disposition, directly or indirectly, of any material business, capital stock or material assets or any material real property (whether by merger, sale of stock, sale of assets or otherwise), in each case involving an aggregate amount of payments in excess of €10,000,000 (exclusive of any applicable VAT);

(g)        any Contract relating to any interest rate, foreign exchange, derivatives or hedging transaction which is material to the VE Business, other than any Contract entered into in accordance with Section 5.2(v);

(h)        any lease, sublease or other occupancy Contract which is material to the VE Business and involves payments in an aggregate amount in excess of €1,000,000 (exclusive of any applicable VAT) during any full financial year of VE after the date of this Agreement;

(i)         any (i) agreement that is a settlement or similar agreement with any Governmental Authority, or (ii) order or consent of a Governmental Authority to which VE or any of its Subsidiaries is subject, imposing any material obligations or restrictions on VE or any of its Subsidiaries after the date of this Agreement;

(j)         any agreement or series of related agreements (other than any Contracts between VE and any of its Subsidiaries, on the one hand, and any VE Member or Affiliate of a VE Member, on the other hand) expected to involve payment by or to VE or any of its Subsidiaries in excess of €15,000,000 (exclusive of any applicable VAT), individually or in the aggregate, during any full financial year of VE after the date of this Agreement;

(k)        any credit agreement, loan agreement, indenture, note, bond, mortgage, security agreement, loan commitment or other Contract or instrument relating to indebtedness owed by VE or any of its Subsidiaries in an amount in excess of €10,000,000 (exclusive of any applicable VAT), other than a Permitted Credit Facility

Agreement, a Permitted Settlement Agreement, or any extensions or renewals of any other such agreements currently in place; provided, that the terms of any such other extension or renewal do not prevent VE or any of its Subsidiaries from cancelling such agreements without penalty upon a notice of no more than ninety (90) days;

(l)         any partnership, joint venture, limited liability company or other similar agreements or arrangements;

(m)        any Contract relating to any capital expenditure or leasehold improvement with remaining committed payments in excess of €10,000,000 (exclusive of any applicable VAT) in the aggregate; and

(n)        any settlement Contract with respect to any legal, regulatory or Contract dispute or claim (i) for an amount in excess of €1,000,000 (exclusive of any applicable VAT) or (ii) which provides for any material restrictions on or changes to the operation of the business of VE and its Subsidiaries, provided, however, that notwithstanding the foregoing, no Business Partnership Agreement shall constitute a Material Contract. To the extent that any Contracts are denominated in a currency other than Euros, the Euro thresholds in this definition shall be converted into such other currency based on the applicable exchange rate reported by Bloomberg at 5:00 p.m. New York City time on the first Business Day prior to the date hereof.

“Measurement Period” means the period beginning on the first day of the first full fiscal quarter that commences on or after the Closing Date and ending on the last day of the sixteenth (16th) full fiscal quarter thereafter.

“Member Risk Policy” means the Member Risk Policy of VE as provided to VI in the Virtual Data Room, as amended from time to time.

“Merger Control Approvals” means actual or deemed clearance decisions issued by the Competition Authorities relating to merger control considerations.

“Monetize” means the provision of VE Member Data to a third party in return for money, monies worth or any other commercial benefit.

“Non-De Minimis Op Reg Change” has the meaning set forth in Schedule 2.6(e)(ii).

“Notice of Arbitration” has the meaning set forth in Section 9.11(a).

“Objection Notice” has the meaning set forth in Section 2.6(d).

“Op Reg Change” has the meaning set forth in Schedule 2.6(e)(ii).

“Op Reg Change Amount” has the meaning set forth in Schedule 2.6(e)(ii).

“Op Regs” means any rules and regulations set out in the operating regulations of VI or VE and any rules with equivalent effect.

“Option Agreement” has the meaning set forth in the recitals.

“Option Amendment” has the meaning set forth in the recitals.

“Payments” has the meaning set forth in Section 2.9(a).

“Permit” means any federal, state, local or foreign permit, approval, license, authorization, certificate, right, exemption or order from any Governmental Authority.

“Permitted Credit Facility Agreement” means (a) any amendment to extend the maturity date or otherwise preserve the continued effectiveness of the Existing Credit Facility, or (b) one or more new credit agreements which collectively provide available credit beyond such maturity date in an amount similar to that which is provided in the Existing Credit Facility, in all cases on terms that would be commercially reasonable between arms-length parties or are substantially similar to those of the Existing Credit Facility.

“Permitted Expenditure” means any expenditure by VE that is permitted under Section 5.1, but excluding those expenditures otherwise prohibited under Section 5.2.

“Permitted Indebtedness” means indebtedness for borrowed money under the terms of the Existing Credit Facility or any Permitted Credit Facility Agreement or a Settlement Agreement which is incurred or suffered to exist by VE in order (a) to finance or reimburse incoming payment shortfalls in the settlement of card transactions, (b) to finance ordinary course working capital needs including increased funding requirements caused by the timing of outgoing and incoming settlement and associated foreign exchange transaction payment value dates, and (c) to finance Permitted Expenditures.

“Permitted Leakage” has the meaning set forth in Section 2.7(d).

“Permitted Settlement Agreement” means any amendment to a Settlement Agreement existing on the date of this Agreement or the entry by VE into a new Settlement Agreement, in each case which is in the ordinary course of business and consistent with past practice for such agreement, settlement service or the settlement operation to which it relates.

“Person” means any natural person, general partnership, limited partnership, limited liability partnership, limited company, joint venture, firm, corporation, company, association, incorporated organization, unincorporated organization, trust or other enterprise, or any Governmental Authority.

“PlaySpan Business” means virtual wallet functionality provided to merchants and platforms in the online gaming business as well as alternative payment type gateway services and payment fraud services provided to social networks, online game publishers and merchants, in each case as conducted by PlaySpan, Inc. as of the date hereof.

“Powers of Attorney” has the meaning set forth in the recitals.

“Pre-Closing Estimate” has the meaning set forth in Section 2.7(e).

“Pre-Closing Statement” has the meaning set forth in Section 2.7(e).

“Pre-Existing Data Restrictions” means any restrictions on the VE Member’s or their Affiliates’ use of VE Member Data, (i) imposed by the VE operating regulations in force on the date hereof; and (ii) contained in any Contracts between VE or its Affiliates and the VE Member or its Affiliates as at the date hereof.

“Pre-Interest Contingent Amount” has the meaning set forth in Section 2.6(a)(i).

“Privacy Compliance Model” has the meaning set forth in Section 6.12(b).

“Put Option” has the meaning set forth in the recitals.

“Put Option Exercise Notice” shall mean the Put Option Exercise Notice, as defined in the Option Agreement, substantially in the form attached hereto as Exhibit B, with such changes as may be mutually agreed between VI and VE prior to the Closing.

“Qualifying Op Reg Change” has the meaning set forth in Schedule 2.6(e)(ii).

“Rebate Payments” means any rebate payments (as defined in the VE Fee Guide as at the date of this Agreement) back to VE Members or former VE Members in a manner consistent with the methodology applied in arriving at VE’s FY14 and H1 FY15 rebate payments.

“Register” has the meaning set forth in Section 2.9(b).

“Related Person” means with respect to any VE Member, the Affiliates of such VE Member (other than VE or any of its Subsidiaries) and with respect to VE, VE’s directors and members of VE’s executive leadership team.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents and other representatives.

“Required Information” means (a) audited consolidated balance sheets and related audited consolidated statements of comprehensive income (loss), stockholders’ equity and cash flows of VE and its Subsidiaries for each of the two fiscal years in the period ended September 30, 2014 and, as soon as reasonably practical but in no event later than seventy-five (75) days (or, at VI’s election pursuant to, and subject to the terms of, the proviso in Section 6.7(d), sixty (60) days) following the end of each subsequent fiscal year of VE, an audited consolidated balance sheet and related audited consolidated statements of comprehensive income (loss), stockholders’ equity and cash flows of VE and its Subsidiaries for such fiscal year (and audit reports for such financial statements that shall not be subject to any “going concern” qualifications), (b) as soon as reasonably practical but in no event later than forty (40) days following the end of each fiscal quarter of VE ending after September 30, 2015 that does not coincide with a fiscal year end, unaudited consolidated balance sheets and related unaudited consolidated statements of comprehensive income (loss) and cash flows of VE and its Subsidiaries for such fiscal quarter and for the corresponding period or periods of the prior fiscal year and (c) all other financial statements, financial data, audit reports and other information regarding VE and its Subsidiaries (and, to the extent furnishable by VE using all reasonable efforts, any business or businesses to be acquired by VE or its Subsidiaries) including, without limitation, such information as is necessary to prepare pro forma financial statements of VI reflecting consummation of the transactions contemplated hereby, in each of clauses (a), (b) and (c), of the type (i) required by Regulation S-X and Regulation S-K promulgated by the SEC for a registered public offering of securities of VI (other than an offering of the type described in the proviso to the instruction to Item 9.01 of Form 8-K promulgated by the SEC) by VI on Form S-1 or Form S-3, assuming that one or more of the conditions specified in Rule 3-05(b)(2) of Regulation S-X would exceed 50% and (ii) necessary to permit VE’s independent accountants to issue “comfort letters” in customary form to the underwriters or other sources of the Financing (which such accountants have confirmed they are prepared to issue), including as to customary negative assurances and change period, in order to consummate any capital markets transaction comprising a part of the Financing.

“Revenue Shift” has the meaning set forth in Schedule 2.6(e)(ii).

“Review Period” has the meaning set forth in Section 2.6(c).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time.

“Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

“Settlement Agreement” means any Contract (a) with any of VE’s settlement agents or settlement banks for VE’s international, national and area net settlement services or that is otherwise used in connection with any of VE’s settlement services, or (b) with providers of financial messaging used for the delivery and receipt of funds transfer instructions in connection with any of VE’s settlement services.

“Share Certificate Indemnity” means either (i) a deed of indemnity from a VE Member in favor of VI (or its designee) for a lost or destroyed share certificate in respect of its VE Share(s) or (ii) a deed of indemnity from VE on behalf of one or more VE Members (pursuant to the Powers of Attorney) in favor of VI (or its designee) for a lost or destroyed share certificate in respect of those VE Members’ VE Share(s), substantially in the form attached hereto as Exhibit F.

“Share Purchase” has the meaning set forth in Section 2.1(b).

“Shared International Revenue” has the meaning set forth in Schedule 1.1.

“Specified ISA Countries” has the meaning set forth in Schedule 1.1.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person, whether incorporated or unincorporated, of which (a) voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person is held by the first mentioned Person or by any one or more of its Subsidiaries or (b) more than 50% of the equity interests of such other Person is, directly or indirectly, owned or Controlled by such first mentioned Person or by any one or more of its Subsidiaries.

“Tax” or “Taxes” means (a) any U.S. federal, state, local or non-U.S. income, gain, capital, corporation, gross receipts, property, sales, turnover, value-added, use, license, excise, franchise, employment, payroll, withholding, windfall profits, alternative or add-on minimum, ad valorem, transfer, stamp, financial transaction or excise tax, custom duty or any other tax, (b) any U.S. federal, state local or non-U.S. duty, levy, governmental fee, assessment or charge of any kind whatsoever, in each case, that is in the nature of a tax, and (c) any interest, penalties, additions to tax or additional amounts imposed by any Governmental Authority with respect to any item described in clause (a) or (b).

“Tax Return” means any return, report, election, declaration, disclosure, estimated return, claim for refund or other document filed or required to be filed with any Governmental Authority relating to Taxes.

“Termination Date” has the meaning set forth in Section 8.1(b).

“Third Party Auditor” means an internationally-recognized, independent certified public accounting firm appointed by the VE Member Representative in accordance with Section 2.6(f).

“Third Party Auditor Report” has the meaning set forth in Section 2.6(e)(vi).

“Trans-Border Dataflow” has the meaning set forth in Section 6.12(a).

“Transaction Data” means all data and information (a) that is obtained by VI, VE and their respective Affiliates from a transaction in the course of: (i) processing any authorization, clearing or settlement; (ii) managing fraud and risk; or (iii) managing and resolving any dispute; or (b) arising from the transport of data or information from one party to another.

“Transaction Documents” means this Agreement, the Loss Sharing Agreement, the Litigation Management Deed, the Option Agreement as amended by the Option Amendment, the Distribution Agent Agreement, the Cooperation Side Letter, the UK&I Certificate of Designations, the Europe Certificate of Designations, Class A Equivalent Certificate of Designations, Deeds of Warranty, Share Certificate Indemnities, the Data Rights Agreement, the Deed Poll, the VE Direction Letter, the VEMR Trust Deed and the Voting PoAs.

“Transfer Taxes” has the meaning set forth in Section 2.8.

“UK&I Certificate of Designations” has the meaning set forth in Section 6.2(a).

“UK&I Members” means the VE Members headquartered or principally domiciled in the United Kingdom or the Republic of Ireland.

“UK&I Preferred Stock” has the meaning set forth in Section 2.2(b).

“Up-front Consideration” has the meaning set forth in Section 2.1(c).

“Value In-Kind Payments” means distributions or allocations of marketing funds, provision of marketing and/or consulting services and other transfers of value in-kind.

“VAT” means (a) any tax imposed in compliance with the Council Directive of November 28, 2006 on the common system of value added tax (EC Directive 2006/112) and (b) any other sales-related tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in clause (a) above, or imposed elsewhere.

“VE” has the meaning set forth in the preamble.

“VE Articles” has the meaning set forth in the recitals.

“VE Benefit Plans” means the current benefit plans of VE as provided to VI in the Virtual Data Room, as amended from time to time.

“VE Board” has the meaning set forth in the recitals.

“VE Business” means (a) the products and services offered by VE, its Subsidiaries and their respective Affiliates on the date hereof; and (b) any future products and services offered by VI, VE or their respective Subsidiaries and Affiliates in the VE Territory that are within the Field of Use.

“VE Constitutional Documents” means the VE Membership Regulations and the VE Articles.

“VE Direction Letter” has the meaning set forth in Section 2.5(b).

“VE Fee Guide” means the VE fee guide as published for the VE Members from time to time and including the French fee guide.

“VE FY15 Financial Statements” means the financial statements of VE and its Subsidiaries on a consolidated basis as of and for the fiscal year ended September 30, 2015.

“VE Licensed Non-Member” shall mean an entity that, as of the Closing, is not a VE Member but participates in a Visa Card Programme in a similar manner to a VE Member on a non-Member basis.

“VE Member Data” means all data that VI, VE and their Affiliates receive from, or create providing services to, a VE Member or its Affiliates. This shall include all Transaction Data for transactions involving that VE Member or its Affiliates.

“VE Member Representative” means a company limited by guarantee incorporated under the laws of England and Wales which will be established and join this Agreement in accordance with Section 10.1 in its own capacity as trustee for the VE Members pursuant to the VEMR Trust Deed.

“VE Member Representative Joinder” has the meaning set forth in Section 10.1(a).

“VE Member Representative Sections” has the meaning set forth in Section 10.1(b).

“VE Members” has the meaning set forth in the recitals.

“VE Membership Documents” means (i) the VE Membership Regulations; (ii) all operating regulations of VE (including for any country within the VE Territory and all quality standards, specifications and directions laid down, given or approved by VE) as amended from time to time; and (iii) any trademark and technology licenses entered into between a VE Member and VE.

“VE Membership Regulations” means the membership regulations of VE in force and as amended from time to time.

“VE National Body” means any national organization, national executive, national forum, V PAY governance body, or any other Person to which VE has delegated, or elects to delegate, in whole or in part, its responsibility for the development, operation and administration of the VE Business within a specific country within the VE Territory.

“VE Net Revenue” means all revenue recognized in respect of the VE Business in the VE Territory (including, for the avoidance of doubt, FX Spread Revenue, CyberSource Incremental Revenue and Adjusted Incremental VE Revenue), net of any Incentive Payments and any Rebate Payments, including appropriate credits and reductions in respect of Shared International Revenue, but excluding any Disqualified Acquisition Revenue and excluding any revenue generated by the CyberSource Business (other than any CyberSource Incremental Revenue) or the PlaySpan Business, all in accordance with IFRS and, except with respect to Incentive Payments and the other exclusions set out in this definition, the accounting principles, policies, practices and procedures, including in relation to accounting discretion and judgment, applied in the VE FY15 Financial Statements. For the avoidance of doubt, the items expressly netted against or excluded from VE Net Revenue in this definition shall be netted against or excluded from VE Net Revenue regardless of the accounting treatment of such items in the VE FY15 Financial Statements.

“VE Net Revenue Objection Notice” has the meaning set forth in Section 2.6(e)(vi)(A).

“VE Shares” has the meaning set forth in the recitals.

“VE Territory” means Andorra, Austria, Bear Island, Belgium, Bulgaria, the Channel Islands, Croatia, Cyprus, Czech Republic, Denmark, Estonia, the Faroe Islands, Finland, France (including its “DOM-TOMs”), Germany, Gibraltar, Greece, Greenland, Hungary, Iceland, Ireland, the Isle of Man, Israel, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Monaco, the Netherlands, Norway, Poland, Portugal, Romania, San Marino, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Vatican City, the United Kingdom, including the territories and possessions thereof, and any other jurisdiction which becomes a full member state of the EU, and including any military bases, embassies or diplomatic consulates of the foregoing jurisdictions which are located outside of the aforementioned jurisdictions but excluding any military bases, embassies or diplomatic consulates located in the aforementioned jurisdictions of any jurisdictions which are located outside of the aforementioned jurisdictions.

“VE Transaction Bonuses” means any transaction bonuses payable in connection with the Share Purchase and any Taxes (including any National Insurance Contributions or other mandatory employer contributions) related thereto, incurred by VE, any of its Subsidiaries or any of their respective Affiliates.

“VE Transaction Expenses” means all fees, costs and expenses incurred by VE, any of its Subsidiaries or any of their respective Affiliates, in relation to the Share Purchase, including all fees, costs and expenses of external advisers (including but not limited to investment bankers, attorneys and accountants and other advisers) retained by or on behalf of VE, any of its Subsidiaries or any of their respective Affiliates prior to the Closing; provided, that all fees, costs and expenses relating to the Distribution Agent shall not constitute VE Transaction Expenses.

“VEMR Trust Deed” has the meaning set forth in the recitals.

“VESI” means Visa Europe Services, Inc.

“VI” has the meaning set forth in the preamble.

“VI Certificates of Designations” has the meaning set forth in Section 6.2(a).

“VI Preferred Stock” has the meaning set forth in Section 2.2(b).

“Virtual Data Room” means the data room containing documents and information relating to the VE Business made available by VE online with Intralinks, as it exists on the date that is two (2) Business Days prior to the date of this Agreement.

“Voting PoA” means either (i) a power of attorney granted by a VE Member in favor of VI or (ii) a power of attorney granted by VE on behalf of one or more VE Members (pursuant to the Powers of Attorney) in favor of VI, each effective as of the Closing, to enable VI to control the rights attaching to the VE Shares pending registration of the Share Purchase, substantially in the form attached hereto as Exhibit I.

ARTICLE II

PURCHASE AND SALE OF VE SHARES

2.1       Purchase and Sale of VE Shares.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)        VE will exercise the Put Option by delivering to VI a duly executed Put Option Exercise Notice;

(b)        VI will purchase and acquire from the VE Members pursuant to the Put Option, and VE will exercise its powers pursuant to the Powers of Attorney to procure that the VE Members will sell, assign, transfer and convey to VI (or its designee), all (and not less than all) of the issued VE Shares as of the Closing, free and clear of any Encumbrance (the “Share Purchase”); and

(c)        in consideration of the Share Purchase, pursuant to Section 2.2, VI shall deliver, or cause to be delivered, to the Distribution Agent, as agent or nominee for the VE Members, for distribution to the VE Members pursuant to Section 2.5, the Closing Cash Consideration and the VI Preferred Stock (together, the “Up-front Consideration”).

2.2       Up-front Consideration for the VE Shares.  Upon the terms and subject to the conditions set forth in this Agreement and pursuant to the exercise of the Put Option, at the Closing, VI shall:

 (a)        deliver, or cause to be delivered, to the Distribution Agent, as agent or nominee for the VE Members, for distribution to the VE Members pursuant to Section 2.5, an amount in cash (payable in Euros) equal to the result of (i) Eleven Billion Five Hundred Million Euros (€11,500,000,000.00), minus (ii) the Leakage Amount, if any (such result, the “Closing Cash Consideration”); and

 (b) issue and deliver to the Distribution Agent, as agent or nominee for the VE Members, (i) for distribution to the UK&I Members pursuant to Section 2.5, 2,480,500 shares of Series B Convertible Participating Preferred Stock, par value $0.0001 per share (the “UK&I Preferred Stock”) and (ii) for distribution to the Europe Members pursuant to Section 2.5, 3,157,000 shares of Series C Convertible Participating Preferred Stock, par value $0.0001 per share (the “Europe Preferred Stock” and, together with the UK&I Preferred Stock, the “VI Preferred Stock”); provided, that (x) the aggregate payment hereunder to be made in the form of VI Preferred Stock shall be made only in whole shares of VI Preferred Stock, and VI shall pay the Fractional Share Cash Amount in accordance with Section 2.5(d) and which shall be added to the Closing Cash Consideration to be delivered to the Distribution Agent and (y) no VI Preferred Stock shall be issued or distributed pursuant to Section 2.5 to any VE Member that is not, immediately prior to the Closing, a “Principal Member” as such term is defined in the VE Member Regulations in force as of the date of this Agreement, and no such VE Member shall have any right to receive VI Preferred Stock pursuant to this Agreement.

2.3       Closing.  Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the Share Purchase in accordance with Section 2.4 shall take place at the offices of Macfarlanes LLP, 20 Cursitor Street, London EC4A 1LT, at 10:00 a.m., local time:

 (a)        on the fifth (5th) Business Day following the day on which all of the conditions set forth in Article VII are satisfied or, to the extent permitted by Law, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions at the Closing) and the Pre-Closing Statement is finally agreed or determined pursuant to Section 2.7(e); provided, that if the Marketing Period has not yet commenced, or has commenced but not ended, at the time of the satisfaction or, to the extent permitted by law, waiver of the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions at the Closing), the Closing shall occur on the earlier of (i) the date during the Marketing Period specified by VI on no less than three (3) Business Days’ notice to VE and (ii) the Business Day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions at the Closing) as of the date determined pursuant to this proviso); provided, further, that the Closing shall occur no earlier than April 1, 2016 without the written consent of VE and VI; or

(b)        at such other time, date or place as may be mutually agreed by VI and VE in writing,

in each case, provided, that if (x) the date of the Closing would otherwise fall within the last five (5) Business Days of any fiscal quarter, then the Closing shall take place on the first (1st) Business Day of the next fiscal quarter and (y) if the determination of the Leakage Amount has been referred to the Leakage Accounting Firm pursuant to Section 2.7(e), then the Closing shall take place on the date specified pursuant to Section 2.7(e) or, if such date is within the last five (5) Business Days of any fiscal quarter, then the Closing shall take place on the first (1st) Business Day of the next fiscal quarter. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The parties shall cooperate in good faith to cause the Closing Date to occur prior to April 1, 2016.

2.4      Closing Deliveries.

(a)        VE Closing Deliveries.  At the Closing, VE shall deliver, or cause to be delivered, to VI (or to a wholly owned Affiliate of VI designated by VI), the following:

(i)        the Put Option Exercise Notice, duly executed by VE;

(ii)       stock transfer forms, or such other form(s) of transfer as may be agreed between VI and VE (each acting reasonably) prior to the Closing, duly executed in proper form (by the VE Members or by VE on behalf of the VE Members under the Powers of Attorney) transferring all of the VE Shares to VI (or to a wholly owned Affiliate of VI designated by VI);

(iii)      certificates for all of the VE Shares in the names of the VE Members or, if VE is not (having made all reasonable efforts) able to deliver any such certificates, a duly executed (by each VE Member unable to deliver such certificate, or by VE on behalf of each such VE Member under the Powers of Attorney) Share Certificate Indemnity in respect of each missing certificate;

(iv)      the VE Direction Letter, duly executed by VE;

(v)       duly executed letters of resignation, effective as of the Closing Date, providing for the resignation of all of the persons holding the positions of a director of VE or any of its Subsidiaries in office immediately prior to the Closing and which director was appointed by any VE Member;

(vi)      a certificate of an executive officer of VE to the effect set forth in Section 7.2(f);

(vii)     a copy of the Distribution Agent Agreement, duly executed by VE, the VE Member Representative and the Distribution Agent;

(viii)    a Deed of Warranty, duly executed by each VE Member or by VE on behalf of each VE Member under the Powers of Attorney;

(ix)      a Voting PoA, duly executed by each VE Member or by VE on behalf of each VE Member under the Powers of Attorney;

(x)       a copy of the Data Rights Agreement, duly executed by VE and the VE Member Representative;

(xi)      the Deed Poll, duly executed by VE;

(xii)     the VEMR Trust Deed, duly executed by the VE Member Representative;

(xiii)    the Litigation Management Deed, duly executed by the VE Member Representative and each of the LMC Members; and

(xiv)    such other documents, instruments or agreements as may be reasonably requested by VI in connection with the consummation of the transactions contemplated hereby.

(b)        VI Closing Deliveries.  At the Closing, VI shall deliver, or cause to be delivered, to the VE Member Representative (or to its designee) or to the Distribution Agent for purposes of Section 2.4(b)(i), each as agent or nominee for the VE Members, the following:

(i)        payment of the Closing Cash Consideration (and the Fractional Share Cash Amount, if any), by wire transfer or inter-bank transfer of immediately available funds, to an account or (up to twelve (12)) accounts as reasonably agreed between the parties prior to Closing (and if more than one account is specified, in the proportions) designated by the Distribution Agent in writing, such designation to be made not later than the close of business on the fifth (5th) Business Day prior to the Closing Date;

(ii)       evidence of the book-entry issuance of the VI Preferred Stock, which will be deposited by VI with the Distribution Agent, as agent or nominee for the VE Members entitled to receive VI Preferred Stock pursuant to Section 2.2(b), reflecting the allocation of the VI Preferred Stock pursuant to the VE Direction Letter;

(iii)      a copy of the Distribution Agent Agreement, duly executed by VI;

(iv)      a copy of the Data Rights Agreement, duly executed by VI;

(v)       certificate of an executive officer of VI to the effect set forth in Section 7.3(c);

(vi)      the Deed Poll, duly executed by VI;

(vii)     the Litigation Management Deed, duly executed by VI; and

(viii)    such other documents, instruments or agreements as may be reasonably requested by VE in connection with the consummation of the transactions contemplated hereby.

2.5      Distribution of the Consideration.  The parties will take the actions specified in this Section 2.5 to effect the distribution of the Up-front Consideration and cash in the amount of the Contingent Consideration Amount, in accordance with Section 2.6 (the “Contingent Consideration” and, together with the Up-front Consideration, the “Consideration”) to the VE Members.

(a)        Distribution Agent.  Prior to the Closing Date, VI, VE and the VE Member Representative shall enter into an agreement (the “Distribution Agent Agreement”) with such bank, trust company or other appropriate service provider meeting the minimum standards provided in Section 2(o) of the Option Agreement as designated by VE and reasonably acceptable to VI (the “Distribution Agent”), which agreement shall provide that VI shall deposit, or cause to be deposited, the Up-front Consideration with the Distribution Agent at the Closing, as agent or nominee for and on behalf of the VE Members, for distribution in accordance with this Section 2.5. As provided in Section 2(o) of the Option Agreement, VI’s obligations to pay or transmit the Consideration shall be satisfied in full by the delivery of the Consideration to the Distribution Agent in accordance with the terms of this Agreement, and VI shall under no circumstances have any liability whatsoever for the actions of the Distribution Agent. To the extent not included as Permitted Leakage under Section 2.7(d)(xii), the costs of the Distribution Agent shall be borne by VI.

(b)        Distribution Procedures.  Prior to the Closing, the VE Board shall issue a direction letter, in the form agreed between the parties (each acting reasonably) and with the Distribution Agent between the date hereof and the Closing (the “VE Direction Letter”), to the Distribution Agent, setting forth irrevocable instructions with respect to the distribution of the Up-front Consideration and the Contingent Consideration, including the percentage share and corresponding amount of the total Up-front Consideration to which each VE Member shall be entitled, calculated in accordance with the distribution formula determined by the VE Board and notified in writing to VI. VE shall provide a draft of the VE Direction Letter to VI no fewer than fifteen (15) Business Days before the anticipated Closing Date, and the parties will cooperate in good faith to finalize the VE Direction Letter (including VE’s reasonable consideration of comments provided by VI and, in the case of manifest error, correction of such errors) prior to the Closing Date. The Distribution Agent Agreement shall require the Distribution Agent to distribute the Up-front Consideration and the Contingent Consideration in accordance with the VE Direction Letter, as soon as reasonably practicable after the deposit of such

Consideration with the Distribution Agent. No interest will accrue or be payable to the VE Members on the Up-front Consideration or the Contingent Consideration. VI shall have no Liability related to or arising from the actions of the Distribution Agent pursuant to the VE Direction Letter or VE’s determination of distribution amounts and allocations as set forth in the VE Direction Letter.

(c)        Letters of Transmittal.  As soon as reasonably practicable following the date of this Agreement, VE shall provide to each VE Member a Letter of Transmittal, together with a cover letter which shall include the points (in a form agreed between VI and VE, each acting reasonably) set out in Schedule 2.5(c), as applicable. Each of VE and VI shall cooperate and use all reasonable efforts to obtain duly completed and executed Letters of Transmittal from each VE Member prior to the Closing (which shall include VE using all reasonable efforts to contact any VE Member who will be receiving VI Preferred Stock and who has not responded to the mailed Letter of Transmittal within thirty (30) calendar days of it being sent), which shall become effective upon the Closing. Following the Closing, each of the VE Member Representative and VI shall cooperate and use all reasonable efforts to obtain duly completed and executed Letters of Transmittal from any VE Member that did not provide a Letter of Transmittal prior to the Closing.

(d)        No Fractional Shares.  Notwithstanding anything herein to the contrary, no fractional shares of VI Preferred Stock shall be distributed to VE Members, and any such fractional share interests to which a VE Member would otherwise be entitled shall not entitle such VE Member to any rights as a stockholder of VI. In lieu of any such fractional shares, each VE Member who, but for the provisions of this Section 2.5(d), would be entitled to receive a fractional share interest of VI Preferred Stock pursuant to this Section 2.5, shall be paid cash, without any interest thereon, as hereinafter provided. Prior to the Closing and pursuant to the Distribution Agent Agreement, the Distribution Agent shall determine the number of whole shares and fractional shares of VI Preferred Stock allocable to each VE Member, and at the Closing, VI shall deposit with the Distribution Agent, as agent or nominee for the VE Members, cash in the total amount of the value of such fractional shares of VI Preferred Stock (determined by the Distribution Agent, for each VE Member, by multiplying any such fraction of a share of VI Preferred Stock by $1,000.00, and converted to Euros at the average of the exchange rates reported by Bloomberg at 5:00 p.m. New York City time on each day during the five (5)-trading-day period ending on the third (3rd) Business Day prior to the Closing Date) (the “Fractional Share Cash Amount”). The Distribution Agent shall distribute to each such VE Member its entitlement to such portion of the Fractional Share Cash Amount in accordance with the VE Direction Letter as set forth in Section 2.5(b). None of VI, VE or the Distribution Agent shall pay any interest on the Fractional Share Cash Amount.

(e)        Unclaimed Stock or Cash.  Any Closing Cash Consideration, shares of VI Preferred Stock or Fractional Share Cash Amount that remain unclaimed by any VE Member one (1) year after deposit with the Distribution Agent, as agent or nominee for the VE Members, shall be surrendered to the VE Member Representative. The VE Member Representative shall hold any such amount of Closing Cash Consideration, shares of VI Preferred Stock or Fractional Share Cash Amount actually received by it on bare trust for such VE Member on the terms set out in the VEMR Trust Deed; provided, that, the VE Member Representative may, but is not required to, invest such amount of Closing Cash Consideration or Fractional Share Cash Amount.

2.6       Contingent Consideration.

 (a)        Payment; Contingent Consideration Amount.  No later than the fifth (5th) Business Day after the Contingent Consideration amount has been finally determined in accordance with Section 2.6(d), VI shall pay, or cause to be paid, to the Distribution Agent, as agent or nominee for the VE Members, cash in an amount (if any) equal to the product (the “Contingent Consideration Amount”) of (x) the Pre-Interest Contingent Amount multiplied by (y) 1.16985856. An example calculation of the Contingent Consideration Amount is set out in Schedule 2.6(a).

(i)        The “Pre-Interest Contingent Amount” equals the lesser of (A) Four Billion Euros (€4,000,000,000.00) and (B) the product of (1) the Incremental Net Revenue Amount multiplied by (2) the INR Multiple.

(ii)       The “Incremental Net Revenue Amount” equals (A) the Cumulative Net Revenue Amount minus (B) the Floor Amount; provided, that if the Floor Amount is greater than or equal to the Cumulative Net Revenue Amount, the “Incremental Net Revenue Amount” shall be equal to zero and no Contingent Consideration shall be paid.

(iii)      The “Cumulative Net Revenue Amount” equals the total VE Net Revenue during the Measurement Period and adjusted to the extent expressly provided pursuant to Schedule 2.6(e)(ii), plus an amount of €6,408,202.50.

 (b)        Determination of the Floor Amount and the INR Multiple.  The “Floor Amount” and the “INR Multiple” shall be equal to the amount or the multiple, as applicable, set forth in Schedule 2.6(b), under the applicable heading, in the row corresponding to the date of the first day of the Measurement Period.

 (c)        Contingent Consideration Statement.  On or before the sixtieth (60th) calendar day after the last day of the Measurement Period, VI shall deliver to the VE Member Representative a written statement setting forth in reasonable detail (such that the VE Member Representative can verify the underlying data for the purposes of calculating the Contingent Consideration Amount), its calculation of the Contingent Consideration Amount, including the calculation of the Cumulative Net Revenue Amount, the Incremental Net Revenue Amount and the Pre-Interest Contingent Amount (the “Contingent Consideration Statement”). The VE Member Representative shall have ninety (90) calendar days after receipt of the Contingent Consideration Statement (the “Review Period”) to review it and may also appoint the Third Party Auditor to assist with such review. During the Review Period, VI agrees with the VE Member Representative that the Third Party Auditor shall be provided, on a reasonably prompt basis, with unfettered access upon reasonable advance notice and during normal business hours to the accountants, Representatives, information and records of VI, VE and its Subsidiaries

(including the right to take copies thereof) as requested by the Third Party Auditor to the extent considered necessary, as determined by the Third Party Auditor, for the verification of VI’s calculation of the Cumulative Net Revenue Amount as set forth in the Contingent Consideration Statement.

(d)        Objections; Dispute Resolution.  Prior to the expiration of the Review Period, the VE Member Representative (on behalf of the VE Members) may object to VI’s determination of the Cumulative Net Revenue Amount (or, in the event of a mathematical error, to the calculations of the Contingent Consideration Amount, the Incremental Net Revenue Amount or the Pre-Interest Contingent Amount) set forth in the Contingent Consideration Statement or to the amount of detail provided pursuant to paragraph (c) above, by delivering a written notice of objection to VI (an “Objection Notice”). Any Objection Notice shall state in reasonable detail the basis for such objection, as well as the amount in dispute. If the VE Member Representative fails to deliver an Objection Notice to VI prior to the expiration of the Review Period, then the calculations set forth in the Contingent Consideration Statement shall be final and binding on the parties hereto. If the VE Member Representative timely delivers an Objection Notice, VI and the VE Member Representative shall negotiate in good faith to resolve the disputed items and agree upon the Cumulative Net Revenue Amount. If VI and the VE Member Representative are unable to reach agreement within thirty (30) days after the date of delivery of the Objection Notice (or any longer period that may be agreed between them to continue such discussions), all unresolved disputed items shall be promptly submitted for resolution to (i) an internationally-recognized, independent certified public accounting firm mutually acceptable to VI and the VE Member Representative (the “Accounting Firm”) or (ii) if VI and the VE Member Representative are unable to agree upon such a firm within ten (10) Business Days (or any longer period that may be agreed between them to continue such discussions), VI and the VE Member Representative shall, within a further ten (10) Business Days, each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third such firm, in which event “Accounting Firm” shall mean such third firm. The Accounting Firm shall act as an arbitrator to determine, based solely on information presented by the VE Member Representative, the Third Party Auditor and VI and not by independent review, and without shifting the burden of proof to either VI or the VE Member Representative, only those unresolved items that are specified in the Objection Notice and shall be limited to those adjustments, if any, required to be made to the Contingent Consideration Statement to comply with the provisions of this Agreement. The Accounting Firm shall, within sixty (60) days after the submission of the dispute, determine and report to the VE Member Representative and VI upon such remaining disputed items or calculations, and such report shall be final and binding on the parties hereto. The final determination of the Accounting Firm shall fall within the range of values assigned to such items in dispute between the parties. VI and the VE Member Representative shall make reasonably available to the Accounting Firm all relevant books, records and other supporting information required to determine the Cumulative Net Revenue Amount and any other items reasonably requested by the Accounting Firm. The fees and disbursements of the Accounting Firm shall be borne by VI, it being agreed that VI shall be entitled to deduct fifty percent (50%) of such fees or disbursements from the amount of any Contingent Consideration payable to the VE Members and, to the extent so deducted, shall be paid by VI to the Accounting Firm.

(e)        Post-Closing Monitoring of the Business.

(i)        During the Measurement Period, VI, VE and the VE Member Representative agree that they and each of their respective Subsidiaries, as applicable, shall act in good faith.

(ii)       The parties hereby acknowledge and agree that during the Measurement Period, VI agrees that it and each of its Subsidiaries, as applicable, shall comply with the obligations set forth in Schedule 2.6(e)(ii).

(iii)      Prior to the Closing, VI agrees that VE shall be permitted to deliver to the VE Member Representative all such information that VE considers to be reasonably necessary (A) for the VE Member Representative to be able (1) to instruct the Third Party Auditor and (2) to assess and verify the VE Net Revenue and (B) for the distribution and/or allocation of the Up-front Consideration or the Contingent Consideration (including historic information, information relating to the distribution and/or allocation of the Up-front Consideration and information on and relating to the detailed commercial case model).

(iv)      Following the Closing, (x) within forty (40) calendar days of the last day of each fiscal quarter (other than the last fiscal quarter of each fiscal year) which occurs during the Measurement Period, VI will deliver to the VE Member Representative its calculation of the VE Net Revenue during such fiscal quarter, together with the information set out in Schedule 2.6(e)(iv) and (y) within seventy-five (75) calendar days of the last day of each fiscal year, VI will deliver to the VE Member Representative its calculation of the VE Net Revenue for all fiscal quarters of such fiscal year which occur during the Measurement Period (such calculation pursuant to this clause (y), an “Annual VE Net Revenue Statement”), together with the information set out in Schedule 2.6(e)(iv); provided, however, that for purposes of such calculations, the amount of any Disqualified Acquisition Revenue and Adjusted Incremental VE Revenue, and resulting impact on the amount of VE Net Revenue, shall be determined based on the Estimated Acquired Business Revenue and Estimated Acquired Business VE Revenue as of the last day of the relevant fiscal quarter or fiscal year. For the avoidance of doubt, the Estimated Acquired Business Revenue and Estimated Acquired Business VE Revenue may vary from, and shall not be binding for purposes of, the Acquired Business Revenue and Acquired Business VE Revenue (and resulting calculation of VE Net Revenues) in the Contingent Consideration Statement.

(v)       During the Measurement Period, VI will hold review meetings with the VE Member Representative as set out in the following sentence to discuss the VE Net Revenue information provided to the VE Member

Representative and/or the Third Party Auditor. Such review meetings shall be held upon the reasonable request of the VE Member Representative once per quarter (with one such meeting to be held during each Annual Review Period) or, with VI’s agreement (acting reasonably), more frequently than once per quarter. At the election of the VE Member Representative, all advisers, Representatives or other Persons acting for or on behalf of the VE Member Representative shall be entitled to attend such meetings.

(vi)      Without limiting the generality of the foregoing, during the Measurement Period, the VE Member Representative may appoint the Third Party Auditor to review any Annual VE Net Revenue Statement. In such event, VI agrees to cooperate in full with the Third Party Auditor and to deliver or make available, within ten (10) calendar days of such request or as promptly as reasonably practicable, any and all information and records of VI, VE and its Subsidiaries to the extent considered necessary, as determined by the Third Party Auditor, for the verification of VI’s calculation of the VE Net Revenue as set forth in each Annual VE Net Revenue Statement (including, for the avoidance of doubt, individual VE Member billing line information). The Third Party Auditor shall also be provided, on a reasonably prompt basis, with unfettered access upon reasonable advance notice and during normal business hours to the accountants, Representatives, information and records of VI, VE and its Subsidiaries (including the right to take copies thereof) as considered necessary, as determined by the Third Party Auditor, for the verification of the calculation of the VE Net Revenue as set forth in each Annual VE Net Revenue Statement (including to historical information). If appointed, the Third Party Auditor shall have ninety (90) calendar days following the receipt of materially all of the requested information to conduct its verification and, upon completion, shall provide its report to the VE Member Representative setting forth its determination and analysis of the VE Net Revenue calculation (the “Third Party Auditor Report”). Subject to the provisions set out below, the VE Member Representative may disclose to any VE Member that is eligible to receive Contingent Consideration any Third Party Auditor Report, if such VE Member has agreed to acknowledge and comply with the provisions relating to such information by signing a joinder to the confidentiality agreement contemplated by clause (D) below. Upon receipt, the VE Member Representative shall promptly review any Third Party Auditor Report and, unless such Third Party Auditor Report contains information that the VE Member Representative determines is likely to result in a VE Net Revenue Objection Notice, the VE Member Representative shall promptly provide a copy of the Third Party Auditor Report to VI and, prior to disclosing the Third Party Auditor Report to any VE Member, will redact information reasonably designated by VI as commercially sensitive. If the VE Member Representative determines that the Third Party Auditor Report is likely to result in a VE Net Revenue Objection Notice, then (x) the VE Member Representative may share an executive summary of the matters subject to dispute with the VE Members to whom it could have otherwise disclosed the Third Party Auditor Report as set out above, subject to the review of such executive summary by a third party professional firm appointed by VI, who may consult with the General Counsel of VI, and the redaction of any information reasonably designated by such third party firm as commercially sensitive and (y) the Third Party Auditor Report shall not be distributed to any VE Member prior to the resolution of any dispute relating to such VE Net Revenue Objection Notice. Following such resolution, or the expiration of the period for delivering a VE Net Revenue Objection Notice if none is delivered, the VE Member Representative may disclose the Third Party Auditor Report to any VE Member subject to the terms set out above, including prior review by VI, that would apply had there been no determination of a likely VE Net Revenue Objection Notice.

(A)	Beginning at the end of the second fiscal year for which an Annual VE Net Revenue Statement is delivered by VI during the Measurement Period, the VE Member Representative shall have seventy-five (75) calendar days, from the later of (1) receipt of any Annual VE Net Revenue Statement and (2) if the Third Party Auditor has been engaged with respect to such period, receipt of any related Third Party Auditor Report, to review such Annual VE Net Revenue Statement and/or Third Party Auditor Report (the “Annual Review Period”). If the VE Member Representative disagrees with any such Annual VE Net Revenue Statement and the difference between the calculation of the VE Net Revenue as determined by the VE Member Representative and the calculation thereof as determined by VI in such Annual VE Net Revenue Statement, or the aggregate amount of all such differences during the Measurement Period following delivery of any such Annual VE Net Revenue Statement, is greater than Five Hundred Million Euros (€500,000,000.00), the VE Member Representative may deliver to VI, prior to the expiration of the Annual Review Period, a written notice objecting to such VE Net Revenue calculation (“VE Net Revenue Objection Notice”).

(B)

Upon delivery of such VE Net Revenue Objection Notice, the parties shall follow the objection procedures set forth in Section 2.6(d) except that all references to “Review Period” shall mean “Annual Review Period,” all references to “Objection Notice” shall mean “VE Net Revenue Objection Notice”, all references to “Contingent Consideration Statement” shall mean “Annual VE Net Revenue Statement” and all references to “Cumulative Net Revenue Amount” shall mean “VE Net Revenue.” For the avoidance of doubt, any resolutions or potential delays in resolution between the parties in relation to disagreements related to the VE Net Revenue during the Measurement

Period or any lack of objection within such specified period, shall not constitute a waiver by either party of any of its rights in relation to the determination and payment of the Contingent Consideration Amount, and any and all such rights shall remain reserved without prejudice.

(C)	The Cumulative Net Revenue Amount as set forth in the Contingent Consideration Statement shall equal the sum of the quarterly amounts set forth in the Annual VE Net Revenue Statements, except (i) as otherwise agreed or determined pursuant to Section 2.6(e)(vi)(B) and subject to resolution of any dispute pursuant to Section 2.6(d) and (ii) the amount of any Disqualified Acquisition Revenue and Adjusted Incremental VE Revenue, and resulting impact on the amount of VE Net Revenue, shall be determined based on the amount of Acquired Business Revenue and Acquired Business VE Revenue as calculated at the end of the Measurement Period.

(D)	Prior to the Closing, the VE Member Representative and VI will enter into a mutually agreeable confidentiality agreement providing that such information as delivered by VI may be used by the VE Member Representative solely for the purpose of calculating the VE Net Revenue and determining the Contingent Consideration Amount and providing customary restrictions regarding non-disclosure of such information. In particular, the parties agree that such confidentiality agreement will include restrictions on the disclosure of any individual VE Member information to any other VE Member (or representatives thereof), other than in an anonymized or aggregated format.

(f)        Third Party Auditor. The VE Member Representative shall be entitled to select, appoint and/or replace the Third Party Auditor and issue instructions to the Third Party Auditor for performing its role in verifying the calculation of the VE Net Revenue and the Cumulative Net Revenue Amount as set forth in this Section 2.6, which shall include, but will not be limited to, obtaining access to and review of the information provided by VI pursuant to this Section 2.6. The costs and expenses of the Third Party Auditor shall be borne by the VE Member Representative. The VE Member Representative shall share draft instructions to the Third Party Auditor with VI, and VI shall have reasonable opportunity to provide comments thereon; provided, that neither the VE Member Representative nor the Third Party Auditor shall be required to accept or incorporate any such comments in the final instructions provided to the Third Party Auditor. To the extent reasonably necessary to resolve any questions the Third Party Auditor or the VE Member Representative may have with respect to the Third Party Auditor Report or the preparation thereof, the Third Party Auditor shall be entitled to allow representatives of the VE Member Representative to access and review or analyze all information received by the Third Party Auditor; provided, that such access shall be provided at the premises of the Third Party Auditor and the information shall not leave the possession of the Third Party Auditor.

(g)        Assistance for Distribution of Contingent Consideration.

(i)        During the Measurement Period, VI agrees to maintain records in relation to those VE Members who may be entitled to receive a portion of the Contingent Consideration in a manner that enables the portion of the aggregate Contingent Consideration, if any, to be received by each such VE Member to be calculated.

(ii)       During the Measurement Period, VI agrees to deliver to the VE Member Representative annual statements in respect of each VE Member who may be entitled to receive a portion of the Contingent Consideration providing, in reasonable detail, the contribution to VE Net Revenue provided by each such VE Member.

(iii)      During the period beginning ninety (90) calendar days prior to the expiration of the Measurement Period and ending at such time as the Distribution Agent has distributed the Contingent Consideration (if any), VI shall cooperate fully with the VE Member Representative, and the VE Member Representative and any of its designated Representatives shall, upon reasonable notification to VI and during normal business hours, be provided with unfettered access to and the right to review the books and records of VI, VE and its Subsidiaries to the extent reasonably required for the calculation of the VE Net Revenue of each VE Member entitled to a portion of the Contingent Consideration and for the calculation of the portion of the aggregate Contingent Consideration, if any, to be received by each such VE Member.

2.7       Locked Box Provisions.

(a)        No Leakage.  VE agrees that:

(i)        during the period from the Locked Box Date to (and including) the date hereof, there has not been any Leakage; and

(ii)       during the period from the date hereof to (and including) the Closing, VE shall not permit, and shall cause its Subsidiaries to not permit, any Leakage,

provided, that, in each case, VE shall have no Liability to VI under this Section 2.7(a) if the Closing does not occur.

(b)        Offset against the Closing Cash Consideration. VE agrees that, in the event of any Leakage during or for the period from the Locked Box Date to (and including) the Closing (the “Locked Box Period”), the amount of such Leakage (the “Leakage Amount”) shall be deducted from the amount of cash to be included in the Up-front

Consideration, pursuant to Section 2.2(a)(ii). Except in the event of any fraud by VE or its Representatives, such deduction shall be VI’s sole recovery against VE of any Leakage. The amount of any Leakage which occurred in a currency other than Euros shall be converted into Euros based on the applicable exchange rate reported by Bloomberg at 5:00 p.m. New York City time on the date on which the applicable Leakage occurred. The Leakage Amount shall be deemed to be equal to (i) the amount of Leakage during or for the Locked Box Period, whether payable during or after the Locked Box Period, less (ii) the Leakage Tax Benefit Amount.

(c)        Leakage. For purposes of this Agreement, “Leakage” means, without duplication:

(i)        any dividend or other distribution (cash or non-cash) declared, paid, made or agreed or obligated to be made by VE or any of its Subsidiaries to any VE Member or any Related Person;

(ii)       any VE Transaction Bonuses;

(iii)      any payment, incurrence or accrual for any VE Transaction Expenses;

(iv)      any transfer of assets of VE or any of its Subsidiaries (to the extent not paid for on an arm’s-length basis at market value) to or for the benefit of any VE Member or any Related Person;

(v)       any assumption, indemnification, accrual or incurrence by VE or any of its Subsidiaries of any Liability of, or for the benefit of, any VE Member or any Related Person or any repayment by VE or any of its Subsidiaries of any Liability of any VE Member or any Related Person (to the extent not pursuant to ordinary course commercial agreements or arrangements on an arm’s-length basis at market value);

(vi)      any payment by VE or any of its Subsidiaries of any Taxes imposed on any VE Member or any Related Person or for which any VE Member or any Related Person is liable (other than any such Taxes for which VE or any of its Subsidiaries is primarily liable), or any agreement or obligation of VE or any of its Subsidiaries to make such payment;

(vii)     any payments made, or agreed to be made, by VE or any of its Subsidiaries to any VE Member or any Related Person for the purchase, redemption, repurchase, repayment or acquisition of, or otherwise in connection with, any share capital or other securities of any VE Member or any Related Person, or any return of capital to any VE Member or any Related Person;

(viii)    the waiver or agreement to waive by VE or any of its Subsidiaries of (A) any amount owed to VE or any of its Subsidiaries by any VE Member or by any Related Person or (B) any Claims by VE or any of its Subsidiaries in respect of any Contract with any VE Member or any Related Person;

(ix)      any payment made in breach of Section 6.14, to the extent in excess of the limits set out therein;

(x)       any payment made in relation to the funding of the VE Member Representative or the trusts of which the VE Member Representative is trustee;

(xi)      any liability for Taxes (including VAT) imposed on VE or any of its Subsidiaries as a result of any of the matters referred to in this Section 2.7(c); and

(xii)     any amounts of the type referred to in clauses (i) through (xi) which are agreed or committed to be paid, incurred or assumed, without duplication thereof,

provided, however, that notwithstanding the foregoing, any Permitted Leakage shall not constitute “Leakage” and no amount (or part of any amount) shall be taken into account more than once as Leakage under this Agreement, with the intent that there will be no double counting.

(d)        Permitted Leakage. For purposes of this Agreement, “Permitted Leakage” means:

(i)        Leakage to the extent that it is expressly authorized or required to be done by or under this Agreement or the other Transaction Documents;

(ii)       any payment by VE or any of its Subsidiaries to any VE Member or any Related Person, including the payment of rebates, payments under the VE Member incentive program (including the Business Partnership Agreements), Value In-Kind Payments and similar payments or waivers of any amounts owed to VE; provided, in each case, that any such payments or waivers are made in the ordinary course of business consistent with past practice (including past practice with respect to the formulas pursuant to which the amounts of any such payments are calculated);

(iii)      payments pursuant to any Business Partnership Agreement in accordance with Section 6.14;

(iv)      any payment, incurrence or accrual of any fees, costs or expenses relating to the provision of consultancy services provided in the ordinary course of business to any VE Member or any Related Person on a non-remunerated basis, consistent with past practice, which do not in the aggregate exceed €20,000,000 (exclusive of VAT);

(v)       any payments or contributions to any national or other market development funds consistent with past practice, which do not in the aggregate exceed €12,000,000 (exclusive of VAT);

(vi)      any payment to the extent made in respect of an accrued expense or provision that has been recorded in the Locked Box Accounts;

(vii)     any payment, incurrence or accrual of any amount in respect of VAT which is recoverable as input tax by VE or any of its Subsidiaries;

(viii)    any payment made or agreed to be made or Liability incurred in respect of (A) any matter undertaken at the written request of VI or (B) with the written approval of VI as “Permitted Leakage” (which approval shall be granted or withheld in VI’s sole discretion);

(ix)      payments in respect of compensation for employment services rendered, employment-related benefits and expense reimbursement to a Related Person of VE, in each case to the extent made in the ordinary course of business consistent with past practice;

(x)       the waiver or agreement by VE to waive any applicable Initial Service Fee (as defined in the VE Membership Regulations) payable as a result of the conversion of any existing Group Member (as defined in the VE Membership Regulations) to a Principal Member (as defined in the VE Membership Regulations) and any related conversion of the member(s) of such Group Member to becoming VE Member(s) (as defined in the VE Membership Regulations);

(xi)      any payment made or agreed to be made by VE or any of its Subsidiaries to any VE Member related to the winding up of the V.me program;

(xii)     any payment made pursuant to the Distribution Agent Agreement; and

(xiii)    any liability for Taxes (including VAT) imposed on VE or any of its Subsidiaries as a result of any of the matters referred to in this Section 2.7(d).

(e)        Determination of Leakage Amount.  At least twenty (20) and no more than twenty-five (25) Business Days prior to the anticipated Closing Date, VE shall deliver to VI a draft statement, certified by VE, consisting of VE’s good-faith estimate of the Leakage Amount, specifying in reasonable detail each payment, accrual, incurrence or other obligation that constitutes Leakage, other than Permitted Leakage, including the amount thereof and the calculation of the Leakage Tax Benefit Amount (the “Pre-Closing Estimate”). VE shall make reasonably available to VI all relevant books, records and other supporting information reasonably required for VI’s review of the Leakage Amount upon reasonable advance notice and during normal business hours. The Pre-Closing Estimate shall become final and binding upon the parties unless VI submits any objections to such Pre-Closing Estimate in writing to VE prior to 5:00 p.m., New York

City time, on the tenth (10th) Business Day prior to the anticipated Closing Date and specifies in reasonable detail the basis for such objections. VE and VI shall cooperate in good-faith to revise the Pre-Closing Estimate to reflect the mutual agreement of VI and VE with respect to the Leakage Amount, which shall be updated by the parties to reflect all Leakage prior to the Closing. If VE and VI are unable to reach agreement prior to the fifth (5th) Business Day prior to the anticipated Closing Date with respect to the Leakage Amount or the Leakage Tax Benefit Amount, all unresolved disputed items shall be promptly submitted to the respective chief executive officers of VI and VE, who will cooperate in good faith, and any reasonable good faith joint determination agreed between the respective chief executive officers will be final and binding. If such chief executive officers are unable to reach agreement prior to or on the anticipated Closing Date, all unresolved disputed items shall be promptly submitted for resolution to (i) an independent certified public accounting firm in the United States of national reputation mutually acceptable to VI and VE (the “Leakage Accounting Firm”). The Leakage Accounting Firm shall, within five (5) Business Days after the submission of the dispute, determine and report to VE and VI upon such remaining disputed items or calculations, and such report will be final and binding, and, subject to Section 2.3 and the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions at the Closing), the Closing shall occur on the fifth (5th) Business Day following resolution of such dispute. VI and VE shall make reasonably available to the Leakage Accounting Firm all relevant books, records and other supporting information reasonably required to determine the Leakage Amount, and any other items reasonably requested by the Leakage Accounting Firm. The fees and disbursements of the Leakage Accounting Firm shall be borne by VI, it being agreed that fifty percent (50%) of such fees or disbursements shall be included in the Leakage Amount. The “Pre-Closing Statement” shall mean the Pre-Closing Estimate as determined to be final and binding in accordance with this Section 2.7(e).

2.8      Transfer Taxes.  VI shall pay any transfer, stamp, documentary, registration or similar Tax, including UK stamp duty or stamp duty reserve tax (collectively, “Transfer Taxes”), payable in respect of the Share Purchase. For the avoidance of doubt, Transfer Taxes do not include, and VI shall not be required to pay, any taxes calculated, in whole or in part, by reference to income or gain of any VE Member.

2.9      Withholding.

(a)        Each party shall be entitled to deduct and withhold from amounts payable under this Agreement and any amounts payable with respect to any instruments or obligations issued pursuant to or arising in connection with this Agreement (collectively, the “Payments”) such amounts as are required to be withheld or deducted under any provision of United States federal, state, and local or non-U.S. Tax Laws with respect to the making of such Payments and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Authority, such withheld or deducted amounts shall be treated for all purposes of this Agreement and any other agreement pursuant to which a Payment is made as having been paid to the Person to whom such amounts would have been paid had such deduction or withholding not occurred.

(b)        VI, VE and the VE Member Representative shall cooperate to cause the Distribution Agent Agreement to provide that the Distribution Agent, acting solely for this purpose as the agent of VI, shall maintain at its address referred to in the Distribution Agent Agreement, a register for the recordation of the names and addresses of the VE Members and each VE Member’s share of any payment required to be made by VI to the Distribution Agent for the benefit of the VE Members pursuant to Section 2.6 from time to time (the “Register”). The entries in the Register shall be conclusive for all purposes, absent manifest error, and VI, VE and the VE Member Representative shall treat each Person whose name is recorded in the Register as the Person entitled to the specified share of any payment made pursuant to Section 2.6 for all purposes of this Agreement notwithstanding any notice to the contrary. The Register shall be available for inspection by VI, VE, the VE Member Representative and the VE Members at any reasonable time and from time to time upon reasonable prior notice.

(c)        If a VE Member provides VI on or prior to any Payments (and from time to time thereafter as may be required by applicable Law) an IRS Form W-8BEN-E (or successor form) claiming a reduction or exemption from U.S. federal withholding Tax with respect to any Payment, VI shall deduct and withhold from any such Payment amounts in respect of U.S. federal withholding Taxes on the basis of the information set forth in such Form W-8BEN-E (or successor form), except to the extent (i) VI has “actual knowledge” or “reason to know” (within the meaning of U.S. Treasury Regulations Section 1.1441-7T(b)) that such form is unreliable or incorrect or (ii) otherwise required by applicable Law or the good faith resolution of any audit, claim, examination or other administrative or judicial proceeding with respect to Taxes.

(d)        The VE Member Representative shall in its discretion take such other actions as it may determine, including requesting forms, statements or other declarations from VE Members and any other relevant persons (including any intermediaries through which Payments to VE Members are made) so as to reduce or eliminate any required deduction or withholding on Payments. VI shall cooperate in good faith with the VE Member Representative and shall take such actions with respect to withholding matters as may be reasonably requested by the VE Member Representative, provided that VI shall not be required to incur any material unreimbursed expenses.

(e)        The VE Member Representative shall be entitled to seek a private letter ruling or other administrative determination from the IRS regarding the proper treatment of any Payments for U.S. federal income tax purposes, including with respect to the availability of any exemptions from, or reductions in, applicable U.S. withholding tax under the Code or relevant tax treaties. The VE Member Representative shall be entitled to appoint counsel of its choosing in connection with the foregoing and shall bear all costs, fees and expenses of such counsel. VI shall provide the VE Member Representative and its appointed counsel with such information and such other assistance as may reasonably be requested by the VE Member Representative or its appointed counsel in connection with such private letter ruling or other administrative determination; provided, that, VI shall not be required to incur any material unreimbursed expenses (other than costs and expenses relating to (a) VI commenting on written materials to be submitted to the IRS in accordance with clause (ii) below and (b) participation by VI and its counsel in any meetings or telephone calls with the IRS in accordance with clause (iii) below). At the request of the VE Member Representative, VI shall provide counsel appointed by the VE Member Representative with an executed power of attorney (IRS Form 2848) authorizing such counsel to seek such private letter ruling or other administrative determination from the IRS on behalf of VI. In connection with any such request for a private letter ruling or other administrative guidance with respect to which VI has provided a power of attorney, the VE Member Representative shall (and shall cause counsel appointed by the VE Member Representative to): (i) provide VI with timely and reasonably detailed updates regarding the status thereof (including copies of any written communications received from the IRS), (ii) consult with VI and provide VI with an opportunity to, at VI’s own expense, comment before submitting any written materials to the IRS, and (iii) permit VI and its counsel to participate in any meetings or telephone calls with the IRS at VI’s own expense.

(f)        As soon as reasonably practicable after any payment of Taxes by a party to a Governmental Authority pursuant to this Section 2.9, that party shall deliver to the Person to whom the Payment was made the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Person to whom the Payment was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Each party hereto hereby represents and warrants to the other party as follows:

3.1      Due Organization, Good Standing and Corporate Power.  Such party is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (to the extent the concept of good standing is recognized in such jurisdiction) and such party has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently being conducted. Such party is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it, or the nature of its business, makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on its ability to perform its obligations hereunder.

3.2      Authorization and Validity of the Transaction Documents.  Such party has the requisite corporate power and authority to execute and deliver the Transaction Documents, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance by such party of the Transaction Documents, and the consummation by it of the transactions contemplated thereby, have been duly authorized and approved by the board of directors or other applicable governing body of such party, and no other corporate action on the part of such party or its securityholders is necessary to authorize the execution, delivery and performance by such party of the Transaction Documents and the consummation of the transactions contemplated thereby. The Transaction Documents have been duly executed and delivered by such party and, assuming that each of the Transaction Documents constitutes a valid and binding obligation of the other party hereto, each of the Transaction Documents constitutes a valid and binding obligation of such party, enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

3.3      Consents and Approvals; No Violations.  Except as set forth in Schedule 3.3 and except to the extent relating to merger control considerations or resulting from any change in Law or licensure occurring after the date hereof, the execution and delivery by such party of the Transaction Documents, and the consummation by such party of the transactions contemplated thereby, will not (a) violate or conflict with any provision of such party’s certificate of incorporation, memorandum or articles of association, bylaws or other comparable governing documents, (b) violate or conflict with any Law or Governmental Order applicable to such party or by which any of its properties or assets may be bound, (c) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Authority or (d) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under (or give rise to any right of termination, cancellation, payment or acceleration or any right under) or result in the creation of any Encumbrance upon any of the properties or assets of such party under, any Contract, Permit, or other obligation to which such party is a party, or by which such party or any of its properties or assets are bound, except, in the case of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the consummation of the Share Purchase and its ability to perform its obligations hereunder.

3.4      Broker’s or Finder’s Fee.  Except as set forth in Schedule 3.4 and other than as included in Transaction Expenses, no agent, broker, investment banker, financial adviser, firm or other Person acting on behalf of such party or its Affiliates is, or shall be, entitled to any fee, commission or broker’s or finder’s fees in connection with this Agreement or any of the transactions contemplated hereby from the other party.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF VE

VE hereby represents and warrants to VI as follows:

4.1      Governing Documents.  VE has made available to VI correct and complete copies of the VE Constitutional Documents, bylaws and any comparable governing documents of any of its Subsidiaries, in each case as amended and in effect on the date of this Agreement.

4.2      Transfer of VE Shares.  The Option Amendment is legally binding and enforceable and is sufficient to vest in VE full power and authority as of the date hereof, and as of the Closing Date, to (a) transfer (on behalf of the VE Members pursuant to the Powers of

Attorney) to VI the VE Shares, free and clear of any Encumbrance, upon an exercise of the Put Option and (b) execute and deliver (on behalf of the VE Members, as applicable, pursuant to the Powers of Attorney) the Put Option Exercise Notice, the Distribution Agent Agreement, and the applicable stock transfer forms, Share Certificate Indemnities, Deeds of Warranty and the Voting PoAs in connection with the Share Purchase.

ARTICLE V

CONDUCT OF THE BUSINESS

5.1      Conduct of Business of VE Prior to the Closing.  During the period from the date of this Agreement until the Closing or earlier termination of this Agreement, except to the extent expressly contemplated or permitted by this Agreement (including as set forth in the Schedules) or required by applicable Law or as consented to in writing by VI, VE shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use all reasonable efforts to maintain and preserve intact its assets, business organizations and operations, and (c) use all reasonable efforts to preserve its relationships, in all material respects, with customers, suppliers, distributors, licensors, licensees, lessors and others having business dealings with it.

5.2      VE Forbearances.  Subject to Sections 5.3 and 5.4, during the period from the date of this Agreement until the Closing or earlier termination of this Agreement, except to the extent set forth in Schedule 5.2, expressly contemplated or expressly permitted by this Agreement or required by applicable Law, VE shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of VI, which will not be unreasonably withheld, conditioned or delayed:

(a) except as provided in Section 6.13, amend, modify, waive, rescind or otherwise change the VE Constitutional Documents, bylaws or any comparable governing documents relating to the ownership, voting rights or qualifications for membership in VE, or the comparable governing documents of any of its Subsidiaries, or any VE National Body; provided, however, that VE shall only be required to use all reasonable efforts in relation to any such restriction regarding a VE National Body;

(b) create, establish or form any new VE National Body, other than those listed on Schedule 5.2(b);

(c) (i) adjust, split, combine or reclassify any of its capital stock; (ii) grant any options, stock appreciation rights, performance units, restricted stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of its capital stock; or (iii) other than pursuant to the VE Constitutional Documents in connection with the admittance of new members and where each such new member has executed a customary membership deed, issue, sell or otherwise permit to become outstanding any of its securities (including any debt securities and including any options, warrants, calls, conversion rights, commitments or other securities relating to the foregoing) or authorize or propose any change in its equity capitalization or capital structure, except, in each case, for employee benefits-related actions permitted pursuant to Section 5.2(r);

(d) directly or indirectly, sell, lease, license, sell and leaseback, abandon, transfer, mortgage, encumber or subject to any Encumbrance or otherwise dispose of (collectively, “Disposals”), in whole or in part, any of its properties or assets to any Person, or cancel, release or assign any indebtedness to any such Person, in each case, other than (i) in the ordinary course of business consistent with past practice or (ii) where such amount of Disposals does not exceed a net book value of €10,000,000 in the aggregate;

(e) make any loans, advances, guarantees or capital contributions to or investments in, or acquire any securities (including any debt securities and including any options, warrants, calls, conversion rights, commitments or other securities relating to the foregoing) of, any Person except in the ordinary course of business;

(f) incur any indebtedness for borrowed money that is not Permitted Indebtedness where it is in excess of €25,000,000 (exclusive of VAT) and which remains outstanding for more than five (5) Business Days;

(g) assume or guarantee the obligations of any other Person other than VE or its Subsidiaries;

(h) except in relation to any licensing arrangements conducted in the ordinary course of business, make any Disposal of Intellectual Property which is material to the VE Business or, except in the ordinary course of business, materially modify or amend, or terminate or grant a material waiver under, any agreement with a third party under which any material Intellectual Property is licensed by or to VE;

(i) acquire any properties or assets with an aggregate value or purchase price in excess of €10,000,000 (exclusive of VAT) in any single transaction or in a series of related transactions, other than purchases made in the ordinary course of business which do not exceed €10,000,000 individually or €40,000,000 in the aggregate (in each case, exclusive of VAT);

(j) enter into any merger or consolidation;

(k) enter into any restructuring, reorganization, liquidation, dissolution or similar transaction under any provisions of any bankruptcy law or any law for the relief of debtors instituted by or against VE or any of its Subsidiaries;

(l) enter into or engage in (through acquisition, product extension or otherwise) the business of selling any products or services materially different from products or services of the VE Business as of the date of this Agreement or enter into or engage in any new lines of business;

(m) other than any Permitted Leakage, enter into or engage in any transaction between VE and any of its Subsidiaries, on the one hand, and any Affiliate or other Related Person of VE which is not a wholly owned Subsidiary, on the other hand, except for any such transaction that is entered into (i) in the ordinary course of business consistent with past practice and (ii) on terms and conditions that would be available to an unrelated third party entering into such transaction on an arm’s-length basis;

(n) make, or commit to make, any capital expenditures other than (i) in the ordinary course of business or (ii) capital expenditures that would not cause the aggregate amount of capital expenditure for VE’s 2016 financial year (FY16) to exceed €100,000,000;

(o) (i) enter into or terminate any Material Contract or (ii) materially amend, materially modify or waive any material provision of any Material Contract where the impact of any such amendment or modification, as appropriate, results or would result in additional spend by/cost to VE in excess of €5,000,000 per full financial year of VE (exclusive of VAT) for VE’s 2016 financial year (FY16) and 2017 financial year (FY17), other than any renewal or extension of a Material Contract (x) on substantially similar terms as applicable prior to such renewal or extension and (y) which renewal or extension has a term of less than eighteen (18) months;

(p) enter into or materially amend any Contract that, or amend any Contract to contain any provision that, (i) materially restricts VE or any of its Affiliates from engaging in any line of business, or developing, marketing or distributing products or services, or obligates VE or any of its Affiliates not to compete with another Person or in any geographic area or during any period of time, or that would otherwise materially limit the freedom of VI or its Affiliates (including VE) from engaging in any material line of business after the Closing, or (ii) contains material exclusivity, preferential treatment or “most favored nation/MFN” obligations or restrictions binding on VE or any of its Affiliates, or that would be binding on VI or any of its Affiliates (including VE) after the Closing, in each case except in the ordinary course of business consistent with past practice;

(q) enter into or materially amend any Contract that, or amend any Contract to contain any provision that, prohibits VE or any of its Affiliates from hiring or soliciting for hire any employees (including customers’ employees) (and no form contract used by VE or its Subsidiaries shall contain any such restriction), except for (i) consultancy and services agreements (substantially in VE’s standard form, as provided to VI in the Virtual Data Room, which are entered into in the ordinary course of business consistent with past practice); (ii) statements of work (or other similar arrangements) that are governed by master agreements (or similar agreements), which master agreements were entered into prior to the date hereof, provided that provisions of such statement of work (or other similar arrangement) relating to the hiring or solicitation for hire of employees does not deviate from such master agreement (or other similar arrangement); and (iii) Contracts that provide for the payment of less than £250,000; provided that VE shall use all reasonable efforts to cause any such Contract prepared using VE’s standard form not to contain any such provision;

(r) except as required under applicable Law or the terms of any VE Benefit Plan existing as of the date hereof, and except in the ordinary course of business, consistent with past practice, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit of any current or former employee, officer, contingent worker, director or consultant (who is a natural person), (ii) amend any employee benefit or compensation plan, program, policy or arrangement for the benefit of any current or former employee, officer, contingent worker, director or consultant (who is a natural person), (iii) increase the compensation or benefits payable to any current or former employee, officer, contingent worker, director or consultant (who is a natural person), (iv) pay (except to the extent already obligated to pay), award or commit to pay or award any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity-based awards or other compensation (including any awards under any VE Benefit Plan), (vi) enter into any new, or materially amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement, trade union agreement, staff association agreement, works council agreement or similar agreement or arrangement with respect to any employee of VE or any of its Subsidiaries, (vii) fund any rabbi trust or (viii) make any material alterations to the pension benefits of any employees;

(s) commence or settle any material claim, suit, action or proceeding (including any Covered Claim, as defined in the Loss Sharing Agreement) for an amount in excess of €1,000,000 (exclusive of VAT), or waive any material rights with respect thereto;

(t) permit any insurance coverage maintained by VE with a coverage amount of greater than €10,000,000 to lapse, or take any action (or fail to take any action) which would result in any such insurance coverage becoming void or voidable;

(u) except in the ordinary course of business consistent with past practice or as may be required by IFRS, any Governmental Authority or applicable Law, alter or amend in any material respect any existing underwriting, reserving, hedging, marketing, pricing risk management, investment, or actuarial practice, guideline or policy of VE where the impact of such alteration or amendment, as appropriate, exceeds (i) €5,000,000 in relation to VE’s 2016 financial year (FY16) income statement or (ii) €10,000,000 in relation to VE’s 2016 financial year (FY16) balance sheet;

(v) except in the ordinary course of business consistent with past practice, enter into or engage in any hedging, securitization, derivative or factoring transaction, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, securitization transaction, cap transaction, floor transaction or collar transaction which, in each case, exceeds €10,000,000;

(w) make any material change in financial accounting principles or methods other than as required by Law or IFRS;

(x) (i) make an entity classification election for U.S. federal income tax purposes that would result in VE not being classified as a partnership for U.S. federal income tax purposes, (ii) make, change or revoke any other material Tax election, (iii) change VESI’s Tax accounting period for U.S. federal income tax purposes, (iv) change any other annual Tax accounting period if such adoption or change would reasonably be expected to have a material impact on Taxes, (v) adopt or change any Tax accounting method if such adoption or change would reasonably be expected to have a material impact on Taxes, (vi) file any amended Tax Return if doing so would result in additional Tax being payable in respect of the taxable period to which such Tax Return relates in excess of the greater of (1) €1,000,000 or (2) the amount reserved or accrued with respect thereto in the Locked Box Accounts (but not to exceed €5,000,000) (the “Applicable Tax Threshold”), (vii) take any position on any Tax Return filed on or after the date of this Agreement or adopt any method therein that is materially inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods, (viii) give or request any waiver or extension of a statute of limitation with respect to a material Tax Return or period of assessment of material Taxes other than in the ordinary course of dealing with its Tax affairs, (ix) enter into any “closing agreement” or similar agreement with any Tax authority which would (1) result in additional Tax being payable in connection with such agreement in an amount in excess of the Applicable Tax Threshold or (2) reasonably be expected to materially increase the amount of Taxes payable by VE or its Subsidiaries for taxable periods after Closing, (x) settle any material Tax claim or any audit, assessment, dispute or other proceeding in respect of material Taxes (1) where the agreed Tax liability is in excess of the Applicable Tax Threshold or (2) if such settlement would reasonably be expected to materially increase the amount of Taxes payable by VE or its Subsidiaries for taxable periods after Closing or (xi) surrender any right to claim a refund of a material amount of Taxes unless the surrender is made to VE or any of its Subsidiaries and does not increase the Taxes payable (in the aggregate) by VE and its Subsidiaries;

(y) admit any new VE Member that would have the right to receive VI Preferred Stock; or

(z) agree to take, make any commitment to take, or adopt any resolutions of the VE Board in support of, any of the foregoing.

5.3      Exceptions to VE Forbearances.  Section 5.2 shall not operate so as to prevent or restrict:

(a) any matter to the extent reasonably undertaken by VE or any of its Subsidiaries in an emergency or disaster situation with the intention of minimizing any adverse effect of such situation in relation to VE or its Subsidiaries;

(b) any action to the extent required to be undertaken to comply with statutory or regulatory requirements or directives of any Governmental Authority; or

(c) any action to the extent required to be taken pursuant to this Agreement or the other Transaction Documents,

provided, that, in each case, VE shall notify VI promptly of any action taken or proposed to be taken as described in this Section 5.3, shall provide to VI such information as VI may reasonably request in relation to such matter and shall use all reasonable efforts to consult with VI in respect of any such action.

5.4      Consent Procedure. In the event VE wishes to seek the consent of VI as contemplated in Section 5.2 and Section 6.14, such requests shall be submitted to VI via email to William Sheedy at the address included in Schedule 5.4 and to the designated individuals for each relevant business area in accordance with the instructions and at the e-mail addresses as set forth in Schedule 5.4 (which schedule may be updated from time to time by notice to VE as provided in Section 9.2). VE shall use all reasonable efforts to submit all requests for consent at least ten (10) Business Days prior to the proposed action, or if it is unable to do so, then as soon as reasonably practicable. If VE submits a request to VI pursuant to this Section 5.4, VI shall respond in writing or via email to VE within five (5) Business Days of such request being transmitted, and such response may be a request for one additional five (5)-Business Day period starting from the date of such response. VE shall use all reasonable efforts to provide any information reasonably requested by VI in connection with its consideration of the action or matter. If VI fails to respond in writing or via email to VE within the applicable time period set forth in the preceding sentence, the consent of VI shall be deemed to have been given in respect of the relevant action or matter; provided, however, that such time periods shall be tolled until such time as VE has provided information reasonably requested by VI.

ARTICLE VI

OTHER COVENANTS AND AGREEMENTS

6.1      Suspension of the Put Option; Reinstatement upon Termination.  VE and VI agree that, during the period from the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, neither party shall exercise, or seek to exercise, any of its rights under the Option Agreement (save as amended by the Option Amendment and in accordance with this Agreement). If this Agreement is properly terminated prior to the Closing in accordance with Section 8.1, (a) the Option Amendment shall automatically terminate and be rescinded in its entirety and (b) the Option Agreement shall be re-instated in full, without giving effect to the Option Amendment, as if this Agreement and the other Transaction Documents (including the Option Amendment) had never been executed. If the Put Option Exercise Notice has been executed or delivered prior to such termination, it shall automatically terminate and be rescinded in its entirety. Following any such termination, each of VE and VI shall be entitled to exercise its respective rights under the Option Agreement (without giving effect to the Option Amendment) in accordance with the terms thereof, and each party fully reserves its rights with respect to any such exercise.

6.2      Obligations Relating to the VI Preferred Stock.

(a)        On or prior to the Closing, VI shall cause to be filed with the Secretary of State of the State of Delaware a certificate of designations with respect to the UK&I Preferred Stock, substantially in the form attached hereto as Exhibit C (the “UK&I Certificate of Designations”), a certificate of designations with respect to the Europe Preferred Stock, substantially in the form attached hereto as Exhibit D (the “Europe Certificate of Designations”) and a certificate of designations with respect to the Series A Convertible Participating Preferred Stock, par value $0.0001 per share (the “Class A Equivalent Preferred Stock”), substantially in the form attached hereto as Exhibit E (the “Class A Equivalent Certificate of Designations” and, together with the UK&I Certificate of Designations and the Europe Certificate of Designations, the “VI Certificates of Designations”).

(b)        In connection with any conversion of any share of VI Preferred Stock in accordance with its terms, VI will either (i) register under the Securities Act (on Form S-3 or any other appropriate form) the issuance of the shares of Class A Equivalent Preferred Stock or Class A Common Stock to be issued in connection with such conversion or (ii) otherwise provide for such shares of Class A Equivalent Preferred Stock or Class A Common Stock issuable upon conversion to be freely tradable upon issuance, including by causing an opinion of counsel to be delivered to its transfer agent to permit the issuance of such shares of VI capital stock without restrictive legends; provided, however, that the VE Member Representative shall provide, on behalf of the VE Members, and, to the extent provided by the applicable VE Members, any information, authorizations or agreements reasonably required by VI in order to effectuate any such registration on Form S-3 and sales of Class A Equivalent Preferred Stock or Class A Common Stock pursuant thereto; and provided, further, that VI’s obligations pursuant to the foregoing clauses (i) and (ii) shall not apply with respect to any VE Member’s or other holder’s shares of Class A Equivalent Preferred Stock or Class A Common Stock until all information, authorizations or agreements with respect to such shares reasonably required by VI has been received by VI in relation to such VE Member or other holder (but shall still apply with respect to any other VE Member for which such information has been received).

6.3       Public Announcements.  Until the Closing, VE and VI will consult with each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release, other public statement, or communication disseminated broadly to securityholders, with respect to the transactions contemplated by this Agreement, including the Share Purchase, and shall not issue any such press release or make any such public statement or communication disseminated broadly to securityholders prior to such consultation, except as any party, after consultation with counsel, determines is required by applicable Law (including, without limitation, applicable rules or regulations of the New York Stock Exchange); provided, that the disclosing party will promptly notify the other party of such requirement and, to the extent permitted by Law, consult with such other party as to the timing and content of such disclosure prior to publication.

6.4       Securityholder Litigation.  Each of VI and VE shall, in connection with the defense or settlement by such party of any actual or threatened securityholder litigation, complaints or challenges against it or its directors or officers relating to the transactions contemplated by this Agreement or the other Transaction Documents (including, for the avoidance of doubt, any actual or threatened litigation, complaints or challenges that may be brought in connection with the Powers of Attorney (or the exercise thereof) or that otherwise relates to the transactions contemplated by this Agreement or the Transaction Documents), (a) consult and cooperate with the other party and (b) keep the other party reasonably and timely informed of developments, changes or occurrences with respect to any such litigation.

6.5       Approvals, Consents and Regulatory Filings.

(a)        Except in relation to Merger Control Approvals, which are addressed in Section 6.5(b), each of the parties shall, and shall cause their respective Subsidiaries to, use all reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on their part to cause the consummation of the transactions contemplated by this Agreement and the other Transaction Documents in accordance with the terms of this Agreement prior to the Termination Date, including obtaining all consents, orders and approvals of non-governmental third parties that are necessary for the consummation of any of the transactions contemplated by this Agreement and the other Transaction Documents prior to the Termination Date; provided, however, that nothing in this Section 6.5(a) shall require VE to take any actions on behalf of the VE Members that would exceed the scope of its authority under the Powers of Attorney.

(b)        With respect to Merger Control Approvals, each of the parties shall, and shall cause their respective Subsidiaries to, use all reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary on their part to cause the satisfaction of the conditions set out in Section 7.1(a) as promptly as practicable after the execution of this Agreement, and in any event prior to the Termination Date, including using all reasonable efforts to prepare and submit as soon as practicable following the date of this Agreement, a merger notification (or draft where applicable) to the Competition Authorities. Each party shall use all reasonable efforts to obtain each Merger Control Approval within a Phase 1 review period or its equivalent in each relevant jurisdiction, unless the other party hereto shall have agreed otherwise, such agreement not to be unreasonably withheld.

(c)        Except to the extent prohibited by Law, and without limiting the generality of the foregoing, each of the parties shall, and shall cause their respective Subsidiaries to:

(i)        cooperate in all respects with each other in connection with any investigation or other inquiry before a Governmental Authority and in connection with the transactions contemplated by this Agreement and the other Transaction Documents, including any proceeding initiated by a Governmental Authority or a private party;

(ii)       furnish, on a confidential basis, all information required or reasonably requested for any application or other filing or submission to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement and the other Transaction Documents;

(iii)      keep the other parties informed in all material respects of (1) any material communication received by such party from, or given by such party to, any Governmental Authorities, and not respond to material contact with such Governmental Authorities without prior consultation, and (2) any material communication received or given in connection with any proceeding by a private party, in each case relating to the transactions contemplated by this Agreement and the other Transaction Documents;

(iv)      give the other parties a reasonable opportunity to review in advance and propose comments with respect to any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement and the other Transaction Documents and to take account of any such reasonable comments; and

(v)       provide to the other parties hereto copies of all filings and material correspondence with all Governmental Authorities with respect to the filings and consents in connection with the transactions contemplated by this Agreement and the other Transaction Documents and allow the other party an opportunity to participate in any material meetings or calls with the Governmental Authorities.

In exercising the foregoing rights set out in this Section 6.5(c), each of the parties shall act reasonably and as promptly as practicable; provided, however, that materials provided to the other parties may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns and to protect competitively sensitive information (including valuation).

(d)        Except in relation to Merger Control Approvals, if any objections are asserted with respect to the transactions contemplated by this Agreement or any other Transaction Document under any Law or if any suit is instituted by any Governmental Authority or any private party challenging any of the transactions contemplated by this Agreement or the other Transaction Documents as violative of any Law, each of the parties shall use all reasonable efforts to resolve any such objections or challenges as such Governmental Authority or private party may have to such transactions under such Law so as to permit consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

6.6      Financing Cooperation.  VE shall, and shall cause its Subsidiaries to, and shall use all reasonable efforts to cause its and its Subsidiaries’ respective Representatives to, provide reasonable cooperation in connection with the arrangement by VI of financing in the public or private capital markets or bank debt market for the purpose of financing the Share Purchase and the fees and expenses incurred in connection therewith (the “Financing”), as may be reasonably requested by VI, including:

(a)        using all reasonable efforts to furnish VI and its underwriters or financing sources, on a reasonably prompt basis, the Required Information (but in relation to clause (c) of the definition of Required Information, only such financial statements, financial data, audit reports and other information regarding VE and its Subsidiaries pursuant to clause (c) of the definition of Required Information that are reasonably obtainable by VE), and using all reasonable efforts to furnish any other information relating to VE and its Subsidiaries that is customary or reasonably necessary for the completion of such Financing to the extent reasonably requested by VI to assist in preparation of customary offering or information documents to be used in connection with the Financing or otherwise in connection with the marketing or placement of the Financing;

(b)        using all reasonable efforts to cause VE’s and any of its Subsidiaries’ independent accountants, as reasonably requested, to provide reasonable assistance to VI consistent with their customary practice (including to consent to the use of their audit reports on the consolidated financial statements of VE and its Subsidiaries, in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Securities Exchange Act, and to provide any “comfort letters” (including drafts thereof) necessary and reasonably requested by VI and its underwriters or financing sources in connection with any capital markets transaction comprising a part of the Financing (which such accountants would be prepared to issue at the time of pricing and at closing of any offering or placement of the Financing), in each case, on customary terms and consistent with their customary practice) and to participate in reasonable and customary due diligence sessions with such underwriters or financing sources and their respective Representatives;

(c)        participating in a reasonable number of meetings, presentations, road shows, management due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing;

(d)        using all reasonable efforts to make available to VI and its underwriters or financing sources and their respective Representatives such documents and other information concerning VE and its Subsidiaries and their respective businesses, that are reasonably obtainable by VE, as is reasonably requested and provided in connection with due diligence investigations of issuers for purposes of a securities offering registered under the Securities Act; and

(e)        using all reasonable efforts to assist with the preparation of materials for prospectuses, offering documents (including pro forma financial statements to be included therein), bank information memoranda, rating agency presentations and similar documents required in connection with the Financing, provided, that, in each case, such requested cooperation shall not (i) unreasonably interfere with the ongoing operations of VE and its Affiliates, or (ii) require any commitment by VE or any of its Affiliates other than as expressly set forth in clauses (a) – (e) above that will be binding unless and until the Closing shall occur. VI shall, promptly upon request by VE, reimburse VE for all reasonable and documented out-of-pocket costs and expenses incurred by VE or any of its Affiliates or Representatives in connection with such cooperation (other than such costs incurred in connection with the preparation of the Required Information in the ordinary course of business consistent with past practice, which shall not, except to the extent otherwise provided in Section 6.7(d), be reimbursed). VI shall indemnify and hold harmless VE and its Affiliates from and against any and all Liabilities suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith in each case, except to the extent that any such Liabilities are suffered or incurred as a result of VE’s or any of its Affiliates’ or any of their respective Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement, as applicable. VE shall have the right to consent to the use of its and its Affiliates’ logos in connection with the Financing (which consent shall not be unreasonably withheld, conditioned or delayed). Except for any confidential information required to be included in any registration statement or prospectus in connection with the Financing, all non-public or otherwise confidential information regarding VE obtained by VI pursuant to this Section 6.6 shall be kept confidential in accordance with the Confidentiality

Agreement; provided, that VI shall be permitted to share all information subject to such agreement with its potential underwriters and financing sources and their Representatives, subject to customary confidentiality undertakings reasonably satisfactory to VE being given by such potential underwriters and financing sources with respect thereto. Notwithstanding anything to the contrary in this Section 6.6, VI acknowledges and agrees that its obligation to consummate the Share Purchase on the terms and subject to the conditions set forth herein are not contingent on the arrangement of any debt or equity financing (including the Financing) or the receipt of the proceeds therefrom.

6.7       Access; Financial Information.

(a)        From the date of this Agreement until the Closing Date and to the extent permitted by applicable Law, VE shall, and shall cause its Subsidiaries to, (i) afford to VI and its Representatives reasonable access during normal business hours to all of its and their respective properties, books, contracts, commitments, personnel and records and (ii) furnish promptly all other information concerning its business, properties and personnel, in each case as VI may reasonably request; provided, that VE may restrict the foregoing access to the extent that the disclosure of information requested by VI is restricted by confidentiality obligations to third parties; and provided, further, that in the exercise of the foregoing rights, VI shall not, and shall cause its Representatives not to, unreasonably interfere with the operations and conduct of VE.

(b)        Without limiting the generality of the foregoing, VE shall keep VI reasonably apprised of (1) any material communication with any Governmental Authority regarding any material change in regulations or the regulatory compliance of VE or any of its Subsidiaries and (2) any commencement of, or material pleading or hearing regarding, any material litigation.

(c)        Any information exchanged or furnished pursuant to Section 6.6(a) and this Section 6.7 shall be subject to the Confidentiality Agreement. Nothing in Section 6.7(a) or 6.7(b) shall require either party to take any action that would create a risk of loss or waiver of the attorney-client privilege; provided, that each of the parties shall use all reasonable efforts to allow for access and disclosure of information in a manner reasonably acceptable to the parties that does not result in loss or waiver of the attorney-client privilege (which efforts shall include entering into mutually acceptable joint defense agreements between the parties if doing so would reasonably permit the disclosure of information without violating applicable Law or jeopardizing such attorney-client privilege).

(d)        Prior to the Closing, VE shall, (i) within fifteen (15) Business Days of the end of each month, furnish to VI copies of its customary management information pack, similar to the monthly management reports provided to VI in the Virtual Data Room, (ii) within forty (40) calendar days of the end of each fiscal quarter, furnish to VI copies of interim financial information of VE and its Subsidiaries, on a consolidated basis, similar to the quarterly financial information provided to VI in the Virtual Data Room, and (iii) to the extent not provided pursuant to Section 6.6, within seventy-five (75) calendar days of the end of each fiscal year, furnish to VI a copy of the audited annual financial statements of VE and its Subsidiaries, on a consolidated basis similar to the annual financial statements provided to VI in the Virtual Data Room, and, in the case of the preceding clauses (ii) and (iii), which financial statements will have been prepared in accordance with IFRS; provided, that at VI’s election, (x) VE shall furnish to VI the aforementioned audited annual financial statements within sixty (60) calendar days of September 30, 2015, (y) VI shall pay or reimburse VE for the incremental amount of reasonable and documented costs and expenses incurred by VE in excess of the costs and expenses that VE would have otherwise incurred to prepare and deliver such financial statements within seventy-five (75) days following VE’s fiscal year end and (z) VE shall consult with and obtain VI’s consent prior to incurring any such reimbursable incremental costs (but, if VI unreasonably withholds its consent, the delivery deadline shall be seventy-five (75) instead of sixty (60) calendar days following September 30, 2015). In preparing the financial statements to be delivered pursuant to this Section 6.7(d), VE will use all reasonable efforts to (A) apply all existing VE accounting policies and procedures consistently with prior comparable periods except as noted therein and (B) execute consistent with past practice internal controls and processes (that are of at least the same standard as existing internal controls and processes) in connection with the preparation of the financial statements of VE and its Subsidiaries, on a consolidated basis, and related supporting records. VE will report to VI any deviation from historical practice that would be material to the financial statements of VE and its Subsidiaries, on a consolidated basis.

6.8      Indemnification and Insurance.

(a)        Each of VI and VE agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current, former or who become prior to the Closing Date, directors or officers of VE and its Subsidiaries as provided in the VE Articles (or other VE Constitutional Documents), in each case as in effect on the date of this Agreement, shall be continued or assumed by VI following the Closing (but excluding, for avoidance of doubt, any indemnification obligations of the VE Members in favor of VI, VE or any of their respective Affiliates (other than such directors and officers, in their respective capacities as such), which indemnification obligations shall not be assumed by VI) and shall survive the Closing and shall continue in full force and effect in accordance with their terms and will not be amended, repealed or otherwise modified for a period of six (6) years after the Closing (and, in the event that any relevant proceeding is pending or asserted or any relevant claim made during such period, until the final disposition of such proceeding or claim).

(b)        For a period of six (6) years after the Closing (and, in the event that any relevant proceeding is pending or asserted or any relevant claim made during such period, until the final disposition of such proceeding or claim), VI shall, or shall cause VE to, procure the provision of officers’ and directors’ liability insurance in respect of claims arising out of or relating to acts or omissions occurring on or prior to the Closing Date covering each Person who is or would be covered by VE’s or any of its Subsidiaries’ officers’ and directors’ liability insurance policy on terms with respect to coverage and in amounts that are substantially equivalent, and that are at least as favorable, to those of the applicable policy in effect on the date of this Agreement; provided, that if the aggregate annual premium for such insurance exceeds 300% of the current annual premium for such insurance, then VI shall provide or cause to be provided a policy for the applicable individuals with the best coverage as is then available at a cost equal to 300% of such current aggregate annual premium. In lieu of such insurance, prior to the Closing Date, VI may, following consultation with VE, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for VE and its Subsidiaries and their current, former or who become prior to the Closing Date, directors and officers who are or would be covered by the directors’ and officers’ and fiduciary liability insurance coverage maintained by VE or its Subsidiaries on terms with respect to coverage and in amounts that are at least as favorable as those of the applicable policy in effect on the date of this Agreement and subject to the proviso of the immediately preceding sentence, in which event VI shall cease to have any obligations under the immediately preceding sentence.

(c)        The provisions of this Section 6.8 (i) shall survive the Closing, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party, his or her heirs and his or her Representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

6.9      Certain Tax Documentation.

(a)        VI hereby requests, and VE shall cause VESI to deliver to VI on or prior to Closing (i) a certificate pursuant to U.S. Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated not more than 30 days prior to the Closing Date and signed by a responsible corporate officer of VESI, certifying that the equity interests in VESI are not “United States real property interests” (as defined in Section 897(c)(1) of the Code) and (ii) a copy of the notification provided to the IRS regarding such certificate, in accordance with the provisions of U.S. Treasury Regulations Section 1.897-2(h)(2).

(b)        On or prior to Closing, VE will deliver to VI a certificate, dated not more than 30 days prior to the Closing Date and signed by a responsible corporate officer of VE, certifying that either (i) 50% or more of the value of the gross assets of VE does not consist of “U.S. real property interests” (within the meaning of Section 897(c) of the Code) or (ii) 90% or more of the value of the gross assets of VE does not consist of “U.S. real property interests” (within the meaning of Section 897(c) of the Code) plus “cash or cash equivalents” (within the meaning of U.S. Treasury Regulations Section 1.1445-11T(d)(1)).

6.10    Tax Treatment of Certain Payments.  The parties hereto agree to treat, and to cause their respective Affiliates to treat, (i) any payment of the Pre-Interest Contingent Amount and any adjustment to the conversion ratio of the VI Preferred Stock by reason of an Incurred Loss Adjustment Event (as defined in the VI Certificates of Designations) as an adjustment to the Consideration for U.S. federal income tax purposes, and (ii) the excess, if any, of the Contingent Consideration over the Pre-Interest Contingent Amount as interest for U.S. federal income tax purposes, in each case, except to the extent otherwise required by applicable Law

(taking into account any rules with respect to imputed or stated interest). Each of the parties shall, and shall cause its respective Affiliates to, file all relevant U.S. federal income Tax Returns in a manner consistent with the treatment described in the immediately preceding sentence.

6.11    Tax Elections.  VI shall not, and shall cause its Subsidiaries not to, make any Tax election with respect to VE or any of its Subsidiaries that would (i) have an effective date on or prior to the Closing Date, or (ii) under applicable Tax Law, be required to be taken into account in calculating income, gain, deduction or loss for Tax purposes for a taxable period (or portion thereof) ending on or prior to the Closing Date.

6.12    Data Privacy and Protection.

(a)        VI shall, in relation to any processing of personal data by it or VE, maintain a framework and make arrangements to allow the VE Members to comply with EU data protection laws, including the Data Protection Directive 95/46/EC and any legislation in force from time to time which implements the Data Protection Directive 95/46/EC and its successors (the “EU Member State Data Protection Laws”), particularly in connection with the transfer of personal data outside of the European Economic Area (“Trans-Border Dataflow”) and the evolving privacy landscape (including EU privacy norms).

(b)        The parties agree that the current compliance model (a “Privacy Compliance Model”) maintained by VI and VE (under which VE acts as data controller with responsibility for Trans-Border Dataflow) allows the VE Members to comply with EU Member State Data Protection Laws (as such current Privacy Compliance Model is set out in the VE operating regulations in force immediately prior to the Closing, the VE Constitutional Documents and membership deeds between the VE Members and VE). VI shall ensure that the current Privacy Compliance Model will remain in place following the Closing by entering into a deed poll substantially in the form attached hereto as Exhibit K (the “Deed Poll”), and procuring that VE enters into the Deed Poll, for the benefit of all VE Members, which obliges VE to maintain in place, and comply with, the current Privacy Compliance Model (notwithstanding any termination of the VE Constitutional Documents and membership deeds between the VE Members and VE) until an alternative compliance solution has been implemented pursuant to Section 6.12(c) or (d) below. The Deed Poll shall be governed by English law and VI and VE shall irrevocably submit to the jurisdiction of the courts of England in connection with any proceedings arising out of or in connection with the deed poll and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

(c)          VI may implement an alternative Privacy Compliance Model under which: (i) the VE Members contract directly with VI, and VI offers to enter into direct EU Model Contracts (such EU Model Contracts to be in a form approved by the European Commission) with each VE Member; or (ii) the VE Members enter into new contracts with VE whereby VE acts as data controller with sole responsibility for any Trans-Border Dataflow, such new contracts between VE Members and VE to further: (A) clarify that VE is data controller in respect of any Trans-Border Dataflow; (B) oblige VE to take steps to ensure that any Trans-Border Dataflow is lawful through the use of EU Model Contracts (such EU Model Contracts to be in a form approved by the European Commission); (C) oblige VE to use all reasonable efforts to inform the VE Members about any government access to their data; and (D) contain an indemnity from VE to VE Members in respect of any data protection liability incurred by such VE Members as a result of VE’s breach of its obligations under Section 6.12(b).

(d)        In addition to the alternative Privacy Compliance Models described in Section 6.12(c), each of VE and the VE Member Representative acknowledge that VI may choose to adopt one or more alternative Privacy Compliance Models for Trans-Border Dataflow and EU Member State Data Protection Law compliance over time, and VI agrees that it will: (i) not take any actions, or make any changes to the then current Privacy Compliance Model, that would reduce the VE Members’ level of compliance with applicable EU Member State Data Protection Laws and the protection afforded to the VE Members; and (ii) (A) be open and transparent with the VE Members about its proposals for the alternative Privacy Compliance Model, (B) provide VE Members with a reasonable opportunity to comment and be consulted in relation to the alternative Privacy Compliance Model, and (C) ensure any such alternative Privacy Compliance Model provides the VE Members with a substantially equivalent level of compliance with, and protection in respect of, applicable EU Member State Data Protection Law as the then current Privacy Compliance Model.

(e)        VI acknowledges that each VE Member and its Affiliates are entitled to use their own VE Member Data for whatever lawful purpose they choose. VI shall not, and shall ensure that VE and their Affiliates shall not, place any restriction on a VE Member’s or their Affiliates’ use of their own VE Member Data.

(f)         VI shall not, and shall ensure that VE and their Affiliates shall not, Monetize VE Member Data. VI shall, and shall ensure VE and their Affiliates shall, use VE Member Data in accordance with Laws.

(g)        The provisions of Section 6.12(e) are subject to the following stipulations: (i) the provisions only apply in relation to the respective rights of, and the relationship between, (A) VI, VE and their Affiliates and (B) each VE Member and their Affiliates, and are without prejudice to the competing rights and interests of any third party; (ii) it is the responsibility of the VE Member and their Affiliates to ensure that their use of VE Member Data is in accordance with Laws; (iii) the VE Member and its Affiliates are not entitled to use VE Member Data in a manner contrary to any Pre-Existing Data Restrictions; (iv) VI, VE and their Affiliates may impose additional restrictions upon the VE Members’ and their Affiliates’ use of VE Member Data with the affected VE Members’ prior consent; (v) VI, VE and their Affiliates may impose modified or additional restrictions upon the VE Members’ and their Affiliates’ use of VE Member Data to the extent that they are required by Laws to impose such restrictions; and (vi) any new services introduced by VI, VE and their Affiliates after the date of this Agreement may contain restrictions on the VE Members’ and their Affiliates’ use of VE Member Data supplied under that new service.

(h)        The restrictions in Section 6.12(f) on VI, VE and their Affiliates Monetizing VE Member Data shall not apply to any of the following: (i) VI, VE and their Affiliates using VE Member Data for their own internal purposes; (ii) any disclosure required by Laws; (iii) any disclosure to or on behalf of a merchant, data subject or other stakeholder in the data in question that does not disclose additional information about a VE Member or its Affiliates that is not already accessible by such merchant, data subject or other stakeholder (for example, this would include analysis for a merchant or data subject by VI, VE or their Affiliates of data already available to that merchant or data subject); (iv) any disclosure that is a necessary or incidental part of the services provided to the VE Members and/or VE Licensed Non-Members and/or their Affiliates, including risk and/or fraud prevention activities; or (v) any use of VE Member Data, to the extent that: (A) such VE Member Data is aggregated so as to anonymise information about the VE Member and its Affiliates in question; (B) such VE Member Data is not of a confidential or proprietary nature regarding the VE Member or its Affiliates in question (it being acknowledged that in many cases Transaction Data will be confidential or proprietary); or (C) the VE Member in question has given its prior written consent to such use.

6.13    Replacement Membership Arrangements.  Each of VE and VI shall cooperate and use all reasonable efforts to ensure that the VE Members (and any other person who has agreed to be bound by any or all of the VE Membership Documents) shall, notwithstanding the Share Purchase, continue to be bound by the VE Membership Documents after the Closing. Such action shall include VE using all reasonable efforts to take the following steps:

(a)        the amendment by VE as soon as reasonably practicable after the date hereof, and in any event prior to the Closing, of the VE Membership Regulations to include the provision in Schedule 6.13(a);

(b)        the delivery by VE prior to the Closing of a communication (in a form to be agreed between VE and VI, each acting reasonably) to all VE Members explaining that each VE Member shall (with respect to its participation in the VE Business) continue to be bound by the VE Membership Documents after the Closing; and

(c)        the amendment, prior to the Closing but to take effect on Closing, of the VE Membership Regulations (in a form to be agreed between VE and VI, each acting reasonably, and to be sent to VE Members prior to the Closing either with the communication referred to in Section 6.13(b), or with a separate agreed form communication) to:

(i)        reflect that, after the Closing: (A) the VE Articles will not apply to the VE Members, and that certain provisions contained in the VE Articles at the date of this Agreement intended to apply to the VE Members after the Closing will therefore need to be incorporated into the VE Membership Regulations with effect from the Closing; and (B) VE will be wholly-owned by VI; and

(ii)      include any other amendments reasonably necessary or desirable to ensure that the rights and obligations of the VE Members relating to their participation in the VE Business immediately prior to the Closing will continue to be enforceable after the Closing, and VI and VE acknowledge that the mark-up of the VE Membership Regulations contained in Exhibit L sets out indicative changes for these purposes.

6.14    Replacement BPAs.  The parties hereby acknowledge and agree that from the date hereof to the Closing Date, VE shall act in accordance with the terms and provisions set forth in Schedule 6.14.

6.15    Rebates Accrued to Closing.  The parties hereby acknowledge and agree that VE Members shall receive, and VI will use all reasonable efforts to pay within one hundred and twenty (120) calendar days after the Closing Date, unpaid rebates pursuant to the VE Fee Guide based on applicable fees paid on transactions for the period from October 1, 2015 to the Closing Date (or the last day of the month immediately preceding the Closing Date if the Closing Date is not the last day of a month), subject to the ability of VE or VI to seek the recall or clawback of any such rebate amounts from a VE Member in the ordinary course of business as a result of an error in the calculation of such rebate. The applicable rebate amount shall be the Annualized Applicable FY16 Fees multiplied by the Applicable Rebate Percentage, pro rated for the applicable period specified in the preceding sentence and to the extent not previously paid, where:

(a) the “Annualized Applicable FY16 Fees” are the aggregate of (i) all applicable fees paid for completed quarters from October 1, 2015 to the quarter end on or before the Closing Date plus, (ii) where the month end immediately prior to the Closing Date is not a quarter end, the pro rated applicable fees for the quarter which starts before and ends after the Closing Date (for example the quarterly operating certificate fees for the quarter in which the month end falls shall be pro-rated to determine the applicable fees paid for such whole month(s) prior to the Closing) divided by (iii) the number of whole months which have elapsed from October 1, 2015 until the Closing Date, multiplied by 12; and

(b) the “Applicable Rebate Percentage” is the rebate percentage from the rebate table in the VE Fee Guide which would be applicable to the amount of the applicable fees equal to the Annualized Applicable FY16 Fees.

6.16    Retention Cooperation.  VE will, at the reasonable request of VI, (a) inform employees of VE and its Subsidiaries (as specified by VI) that such employees are eligible for retention arrangements to be implemented following the Closing, and (b) furnish to such employees such information or other materials provided by VI to VE with respect to such retention arrangements as VI may reasonably request.

6.17    No Double Recovery.  VI agrees with the VE Member Representative that VI may not, for itself or on behalf of any of its Subsidiaries (including, from and after the Closing, VE and its Subsidiaries), and VI shall procure that none of its Subsidiaries (including, from and after the Closing, VE and its Subsidiaries) shall:

(a)        recover against any VE Member (under any Transaction Document or otherwise) in respect of any damages, losses, Claims or demands to the extent that such damage, loss, Claim or demand has already been compensated for pursuant to an adjustment to the conversion ratio of the VI Preferred Stock; or

(b)        make any adjustment to the conversion ratio of the VI Preferred Stock in respect of any damages, losses, Claims or demands to the extent that such damage, loss, Claim or demand has already been compensated for pursuant to any Transaction Document or otherwise;

provided, in each case, that the foregoing shall not preclude VI, for itself or on behalf of any of its Subsidiaries (including, from and after the Closing, VE and its Subsidiaries), or any of its Subsidiaries (including, from and after the Closing, VE and its Subsidiaries), from recovering against any VE Member in respect of any successive or separate award of damages, costs or expenses in the same Claim or demand, including interim and final awards and/or separate costs orders in the same Claim or demand.

ARTICLE VII

CONDITIONS TO CLOSING

7.1      Mutual Conditions.  The respective obligation of VE and VI to consummate the Share Purchase is subject to the satisfaction or, to the extent permitted by Law, waiver of each of the following conditions precedent at or prior to the Closing:

(a)        Merger Control Approvals.  All Merger Control Approvals shall have been duly obtained and continue to be in full force and effect.

(b)        No Injunction or Restraints.  No Law or Governmental Order of any kind shall have been enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction and then be in effect which prohibits, restrains or enjoins the consummation of the Put Option or the other transactions contemplated by this Agreement, as applicable, or has the effect of making such consummation illegal, so long as the party against which such Law or Governmental Order shall have been issued is using all reasonable efforts to cause the same to be lifted, vacated or otherwise rendered of no effect.

(c)        Certificates of Designations.  Each VI Certificate of Designations shall have been filed with and accepted by the Secretary of State of the State of Delaware.

(d)        Loss Sharing Agreement.  The Loss Sharing Agreement, which has been executed and delivered in connection with the execution of this Agreement, shall remain in full force and effect as of the Closing Date.

7.2      Additional Conditions to the Obligations of VI.  The obligation of VI to consummate the Share Purchase is subject to the satisfaction or, to the extent permitted by Law, waiver by VI of each of the following conditions precedent at or prior to the Closing:

(a)        Power and Authority.  The representation and warranty of VE set forth in Section 4.2 shall be true and correct in all respects as of the Closing Date, as if made on and as of such date.

(b)        Absence of Material Adverse Effect.  No event, change, circumstance, effect, development or state of facts shall have occurred since September 30, 2014 that constitutes a Material Adverse Effect on VE.

(c)        Compliance with Other Obligations.  VE shall have duly performed and complied in all material respects with its obligations under this Agreement to be performed or complied with by it prior to or on the Closing Date, or shall have cured any failure to so perform or so comply prior to or on the Closing Date.

(d)        Litigation Management Deed.  Each of the LMC Members and the VE Member Representative shall have executed and delivered the Litigation Management Deed and the Litigation Management Deed shall be in full force and effect.

(e)        VE Member Representative.  The VE Member Representative shall have been duly formed pursuant to Article X and shall have executed and delivered the VE Member Representative Joinder, which shall be in full force and effect.

(f)        Certificate.  VI shall have received a certificate as of the Closing Date duly signed on behalf of VE by an executive officer of VE certifying that the conditions set forth in Sections 7.2(a), 7.2(b), 7.2(c) and 7.2(d) have been satisfied.

7.3        Additional Conditions to the Obligations of VE.  The obligation of VE to consummate the Share Purchase is subject to the satisfaction or, to the extent permitted by Law, waiver by VE of each of the following conditions precedent at or prior to the Closing:

(a)        Absence of Material Adverse Effect.  No event, change, circumstance, effect, development or state of facts shall have occurred since September 30, 2014 that constitutes a Material Adverse Effect on VI.

(b)        Compliance with Other Obligations.  VI shall have duly performed and complied in all material respects with its obligations under this Agreement to be performed or complied with by it prior to or on the Closing Date, or shall have cured any failure to so perform or so comply prior to or on the Closing Date.

(c)        Certificate.  VE shall have received a certificate as of the Closing Date duly signed on behalf of VI by an executive officer of VI certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

7.4      Frustration of the Closing Conditions.  Neither VI nor VE may rely, either as a basis for not consummating the Share Purchase or for terminating this Agreement and abandoning the Share Purchase, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1      Grounds for Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)        by mutual written agreement of VE and VI;

(b)        by either VE or VI, upon written notice by the terminating party to the other party, if the Closing shall not have been consummated on or before August 2, 2016, or such later date as mutually agreed upon in writing between VI and VE (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time; provided, further, that if on the Termination Date, all of the conditions set forth in Article VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) and the Marketing Period has not yet commenced, or has commenced but not ended, then either party may elect, by notice to the other party, to extend the Termination Date until the thirtieth (30th) day immediately following the final day of the Marketing Period (or, if later, the date resulting from the application of the proviso at the very end of Section 2.3); or

(c)        by either VE or VI, if a court of competent jurisdiction or other Governmental Authority shall have enacted, entered or promulgated or enforced any Law or issued a non-appealable final Governmental Order or taken any other non-appealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and the transactions contemplated hereby (any of the foregoing, a “Legal Restraint”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose breach of any provision of this Agreement results in such Legal Restraint.

8.2      Effect of Termination.  If this Agreement is terminated as permitted by Section 8.1, this Agreement shall forthwith become null and void and there shall be no Liability of any party to this Agreement or their respective Affiliates; provided, that no party hereto shall be relieved of any Liability for fraud or for any willful and material failure to perform a covenant of this Agreement occurring prior to such termination. The provisions of this Section 8.2 and Section 6.1, and Article IX (other than Section 9.8) shall survive any termination of this Agreement pursuant to Section 8.1.

ARTICLE IX

MISCELLANEOUS

9.1      Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing; provided, however, that nothing in this Section 9.1 shall impact the survival of any representations and warranties included in the Loss Sharing Agreement, the Litigation Management Deed and any other Transaction Document that by their terms are expressly contemplated to survive the Closing. This Section 9.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Closing, and such provisions shall survive the Closing.

9.2      Notices.  Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) when personally delivered or transmitted by email on a Business Day during normal business hours where such notice is to be received at the address or number designated below or (b) on the Business Day following the date of mailing by overnight courier, fully prepaid, addressed to such address, whichever shall first occur. The addresses for such communications shall be:

If to VE, to:

Visa Europe Limited 1 Sheldon Square London W2 6TT United Kingdom
Attention:	Niamh Grogan, General Counsel and Chief Officer, Legal and Regulation
Email: grogann@visa.com

with copies, which shall not constitute notice, to:

Linklaters LLP One Silk Street London, EC2Y 8HQ United Kingdom
Attention: Aedamar Comiskey and Stephen Griffin
Email:	aedamar.comiskey@linklaters.com; stephen.griffin@linklaters.com and Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 Attention: Scott I. Sonnenblick
Email:	scott.sonnenblick@linklaters.com

If to VI, to:

Visa Inc. 900 Metro Center Boulevard Foster City, California 94404
Attention:	Kelly Mahon Tullier, Executive Vice President, General Counsel & Corporate Secretary
Email: ktullier@visa.com

with copies, which shall not constitute notice, to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Steven A. Rosenblum and Karessa L. Cain

Email: SARosenblum@wlrk.com; KLCain@wlrk.com

and

Macfarlanes LLP

20 Cursitor Street

London, EC4A 1LT

United Kingdom

Attention: Graham Gibb

Email: graham.gibb@macfarlanes.com

9.3      Interpretation.  When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “parties” shall mean VI, VE and the VE Member Representative (once joined), and the term “party” shall be deemed to refer to either VI, VE or the VE Member Representative (once joined), as the case may be. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Except as otherwise specified, any reference to a contract, instrument or other document as of a given date means the contract, instrument or other document as amended, supplemented and modified. Words in singular will be held to include the plural and vice versa and a word of one gender will be held to include the other genders as the context requires. The word “or” will not be exclusive. The phrases “the date of this Agreement” and “the date hereof” shall be deemed to refer to the date set forth on the cover of this Agreement. No provision of this Agreement shall be construed to require VI, VE and the VE Member Representative or any of their respective Affiliates to take any action that would violate any Law, rule or regulation of a Governmental Authority binding on it.

9.4      Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of (a) VE prior to the Closing and the VE Member Representative after the Closing, if the assigning party is VI, or (b) VI, if the assigning party is VE or the VE Member Representative, and any attempt to make any such assignment without such consent shall be null and void; provided, that VI may assign all or any of its rights and obligations hereunder to any of its Affiliates so long as (i) VI notifies the VE Member Representative of such assignment, (ii) VI continues to remain liable for all of such obligations if and to the extent not performed by the assignee, as if no such assignment had occurred and (iii) VI indemnifies and holds harmless VE, the VE Member Representative and the VE Members from any Taxes imposed on them or Liabilities related to Taxes (including any reasonable out of pocket costs and expenses related thereto) as a result of such assignment. The foregoing restriction shall also not apply to the transfer by the VE Member Representative of legal title to any Consideration or proceeds from Claims under this Agreement due and payable to the VE Member beneficially entitled thereto, as applicable. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Nothing in this Section 9.4 shall prevent the VE Member Representative declaring a trust over its rights under this Agreement pursuant to the VEMR Trust Deed.

9.5      Entire Agreement; Amendments.  This Agreement, together with the Loss Sharing Agreement, the Litigation Management Deed, the Option Agreement as amended by the Option Amendment, the Distribution Agent Agreement, the Cooperation Side Letter, the VI Certificates of Designation, the Deeds of Warranty, the Share Certificate Indemnities, the Data Rights Agreement, the Deed Poll, the VE Direction Letter, the VEMR Trust Deed and the Voting PoAs, contain the entire understanding of the parties with respect to the matters covered hereby and supersede all prior agreements, written or oral, among the parties with respect to the matters of such agreements, including any version of the Heads of Terms previously circulated between VE and VI. Except as specifically set forth herein or in the other Transaction Documents listed above, (a) none of VE, the VE Member Representative or VI makes any representation, warranty, covenant, undertaking or inducement, written or oral, with respect to the matters covered hereby, and (b) each of VE, the VE Member Representative and VI expressly disclaims any other representation or warranty of any kind or nature, express or implied, at common law, by statute or otherwise, with respect to the matters covered hereby and with respect to any information or materials, written or oral, delivered or disclosed to the other parties with respect to the matters covered hereby, and each of VE, the VE Member Representative and VI acknowledges the same. Without limiting the foregoing and without limiting VE’s obligations to use all reasonable efforts pursuant to Section 6.6 and to furnish information pursuant to Section 6.7(d), VE expressly disclaims any warranty on the accuracy or completeness of the information supplied by it pursuant to Section 6.6 and Section 6.7(d) and VI acknowledges the same. VI, VE and the VE Member Representative acknowledge that, in entering into the Transaction Documents, they are not relying on any representation, warranty, undertaking or statement not set forth therein or expressly incorporated into them. This Agreement may be amended only by an agreement in writing executed by the parties hereto. The parties hereto may amend this Agreement without notice to or the consent of any third party except that Section 6.8 shall not be amended without the consent of the indemnified or insured parties as described therein and Section 6.12 shall not be amended without the consent of the VE Member Representative.

9.6      No Partnership.  Nothing in this Agreement, including any rights and obligations created under this Agreement, is intended to be treated as constituting or being deemed to constitute a partnership or joint venture among the parties hereto or VE Members and VI, and none of them shall have any authority to bind the others in any way except as expressly herein provided.

9.7      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

9.8      Specific Enforcement.  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which any party is entitled at law or in equity. Each party further agrees that (i) neither VI nor VE shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.8, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (ii) it will not oppose the granting of such remedy.

9.9      Waiver of Jury Trial.  Each of the parties hereto irrevocably and unconditionally waives trial by jury in any legal action or proceeding commenced at any time relating to this Agreement or the transactions contemplated hereby and for any counterclaim therein.

9.10    Submission to Jurisdiction; Waivers.  Each of VI, VE and the VE Member Representative irrevocably agrees that any legal action or proceeding that is commenced prior to the Closing with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by a party hereto or its successors or assigns, shall be brought and determined in the United States District Court for the Southern District of New York (or, to the extent such court does not have subject matter jurisdiction, the Supreme Court of the State of New York in New York County), and each of VI, VE and the VE Member Representative hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of VI, VE and the VE Member Representative hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement that is commenced prior to the Closing, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.10, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.11     Dispute Resolution.

(a)      Each of the parties hereto agree that in the event of any dispute or controversy arising out of or related to this Agreement that is commenced after the Closing (a “Dispute”), any party may initiate the following dispute resolution processes by written notice to the other (a “Dispute Notice”). Such Dispute shall be first referred by each party to its respective chief executive officer and chairperson (or equivalent, as applicable) upon delivery by a party and receipt by the other party of a Dispute Notice in writing setting forth the nature of the Dispute and a concise statement of the issues to be resolved. The chief executive officer and chairperson shall meet with two (2) representatives of the VE Member Representative and endeavor in good faith to promptly settle the Dispute. In the event that such individuals are unwilling or unable to resolve the Dispute within ten (10) Business Days after such referral, the parties agree to resolve any unresolved Dispute pursuant to arbitration as follows: The place of arbitration shall be New York. There shall be three (3) arbitrators. The arbitration shall be administered by the International Centre for Dispute Resolution (the “ICDR”) under its rules as in effect at the time of the arbitration, except as they may be modified herein by agreement of the parties. The language of the arbitration shall be English. The party commencing the arbitration shall file with the ICDR, and simultaneously serve on the other party, a notice of arbitration and statement of claim (the “Notice of Arbitration”), together with the nomination of its arbitrator and its nominee’s acceptance of such nomination, within seven (7) additional Business Days after the Dispute has been referred to the chief executive officers and chairpersons (or equivalent) of the parties as set forth above. The responding party shall file its statement of defense and counterclaim (if any), together with the nomination of its arbitrator and its nominee’s acceptance of such nomination, within seven (7) Business Days of receiving the Notice of Arbitration. The two nominated arbitrators will appoint the third arbitrator who shall serve as the chair, within twenty (20) Business Days, provided, however, if the two nominated arbitrators fail to appoint a third arbitrator within such time, the ICDR shall appoint the third arbitrator who shall serve as the chair within ten (10) Business Days thereafter.

(b)      A decision by the arbitrators pursuant to clause (a) of this Section 9.11 shall be final and binding upon the parties and shall not be subject to any appeal, and judgment upon such award may be entered by any state or federal court sitting in the State and County of New York, or by any other court having jurisdiction thereof. The parties agree to submit to the non-exclusive personal jurisdiction of the federal and state courts sitting in the State and County of New York for the purpose of enforcing this Agreement following the Closing to arbitrate and any award. Each party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such court following the Closing and any claim that any such proceeding following the Closing brought in such a court has been brought in an inconvenient forum. Each party hereby consents to the service of process in connection with any such action by the mailing thereof by registered or certified mail to such party’s address set forth in Section 9.2. Each party hereby waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect to any such action following the Closing.

(c)        Any arbitral tribunal constituted pursuant to clause (a) of this Section 9.11 shall have the authority to award costs, including attorneys’ fees, as part of its decision. Unless the parties expressly agree in writing to the contrary, the parties undertake as a general principle to keep confidential any arbitration and any awards therein, together with all materials in the proceedings and in any pre-arbitration proceedings created for the purpose of the arbitration and all other documents produced by the other party in the proceedings not otherwise in the public domain, save and to the extent that disclosure may be required of a party by legal duty, to protect or pursue a legal right, to enforce the arbitration agreement, or to enforce or challenge an award in bona fide legal proceedings before a court of competent jurisdiction.

9.12     No Third Party Beneficiaries.  Nothing in this Agreement, expressed or implied, is intended to confer on any Person, other than the parties hereto or their respective successors, any rights or remedies hereunder; provided, however, that notwithstanding the foregoing, the indemnified or insured parties described in Section 6.8 are expressly designated as third party beneficiaries of the provisions of Section 6.8. No provision of this Agreement is intended to provide any VE Member (or any party acting on its behalf, other than VE pursuant to the Powers of Attorney and the VE Member Representative pursuant to Article X) the ability to assert or enforce any right (whether in its capacity as a VE Member or derivatively or otherwise on behalf of VE) or seek any remedies pursuant to this Agreement. For the avoidance of doubt, the VE Member Representative shall, without duplication of any recovery under the Option Agreement as amended by the Option Amendment, be entitled to sue in the name of and on behalf of the VE Members for any Consideration due to any and all VE Members.

9.13     Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to contracts entered into and to be entirely performed within such state, except that the determination of whether a Material Adverse Effect has occurred with respect to either party shall be interpreted and construed in accordance with the Laws of the State of Delaware, in each case without regard to the conflicts of Law rules of such state that would result in the application of the Laws of any other jurisdiction.

9.14     Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

9.15      Counterparts.  This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. Each of the parties hereto (a) has agreed to permit the use, from time to time, of faxed or otherwise electronically transmitted signatures (including signatures in portable document format (.pdf)) in order to expedite the consummation of the transactions contemplated hereby, (b) intends to be bound by its respective faxed or otherwise electronically transmitted signature, (c) is aware that the other parties hereto will rely on the faxed or otherwise electronically transmitted signature, and (d) acknowledges such reliance and waives any defenses to the enforcement of the documents effecting the transaction contemplated by this Agreement based on the fact that a signature was sent by fax or otherwise electronically transmitted.

9.16      Extension; Waivers.  At any time prior to the Closing, VI and VE may, to the extent legally allowed, (a) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that performance of the obligations of the VE Member Representative shall be construed to be for the benefit of, and may only be waived by, VI. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument duly signed on behalf of such party by whom enforcement of the extension or waiver is sought.

ARTICLE X

VE MEMBER REPRESENTATIVE

10.1      Joinder of the VE Member Representative.

(a)      VE shall procure that the VE Member Representative will (i) be established as soon as reasonably practicable after the date hereof and (ii) execute as soon as reasonably practicable thereafter a joinder to this Agreement substantially in the form attached hereto as Exhibit M (the “VE Member Representative Joinder”) agreeing to all of the terms hereof applicable to “VE Member Representative”, including receiving the benefit of all of its rights, and undertaking to perform all of its obligations, thereof. The VE Member Representative will be party to this Agreement solely to take the benefit of, and undertake to perform its obligations under, the VE Member Representative Sections. VE shall consult with VI in preparing the documentation in connection with the establishment of the VE Member Representative, including the VEMR Trust Deed and the organizational and formation documents for the VE Member Representative and any trusts of which the VE Member Representative is trustee, and shall provide VI with a reasonable opportunity to review in advance and comment on such draft documentation, and shall consider in good faith VI’s comments thereon. Without prejudice to the foregoing, VE shall procure that the VE Member Representative is established, with respect to the board committees described in Section 10.3(a), in accordance with Clause 12.13.1 of the Loss Sharing Agreement.

(b)      Each party to this Agreement acknowledges and agrees that the VE Member Representative will be entitled to pursue and enforce any claim for breach of the VE Member Representative Sections as principal and in its own name and will be entitled to claim for any damages, losses, Claims or demands suffered or incurred by the VE Members (regardless of whether the VE Member Representative has itself incurred or suffered such damages, losses, Claims or demands).

For purposes of this Section 10.1, the “VE Member Representative Sections” means:

(a)        Article I (Definitions), Article III (Representations and Warranties of the Parties) and Article IX (Miscellaneous);

(b)        Section 2.4 (Closing Deliveries);

(c)        Section 2.5 (Distribution of the Consideration);

(d)        Section 2.6 (Contingent Consideration);

(e)       Section 2.8 (Transfer Taxes);

(f)        Section 2.9 (Withholding);

(g)       Section 6.2(b) (Obligations Relating to the VI Preferred Stock);

(h)       Section 6.10 (Tax Treatment of Certain Payments);

(i)        Section 6.11 (Tax Elections);

(j)        Section 6.12 (Data Privacy and Protection);

(k)       Section 6.15 (Rebates Accrued to Closing);

(l)        Section 6.17 (No Double Recovery); and

(m)      Article X (VE Member Representative).

10.2    Declaration of Trust.  Each party to this Agreement acknowledges and agrees that, pursuant to the VEMR Trust Deed, the VE Member Representative will (among other things) declare a trust over all of its rights under this Agreement for the benefit of the VE Members.

10.3    Principles of the VE Member Representative.  Each party to this Agreement acknowledges and agrees to the following principles with respect to the VE Member Representative:

(a)      the board of the VE Member Representative is expected to have four separate board committees: an Earnout Committee, a Litigation Management Committee, a UK & Ireland Domestic Claims Committee and a Europe Domestic Claims Committee. VE shall, prior to Closing, determine the number of directors on each of the committees listed above in reasonable consultation with VI, provided that such determination shall be consistent with the provisions of the Litigation Management Deed and the Loss Sharing Agreement;

(b)      the VE Member Representative shall deliver notice to VI prior to the winding up of any trust constituted by the VEMR Trust Deed and, in the event of any dissolution, liquidation or other unavailability of the VE Member Representative, the VE Member Representative or its trustee, receiver or other representative, as applicable, shall promptly designate a substitute (which substitute shall be reasonably acceptable to VI), and such substitute shall agree to assume and be bound by all of the rights and obligations of the VE Member Representative under the Transaction Documents to which it is a party;

(c)      none of VI nor any of its Subsidiaries (including, from and after the Closing, VE and its Subsidiaries) shall have any liability for any fees, costs or expenses of the VE Member Representative;

(d)      None of the Transaction Documents, nor any of the rights, interests or obligations thereunder, may be assigned or otherwise transferred by the VE Member Representative, in whole or in part (whether by operation of Law or otherwise, including the unwinding of the trust relationship), without the prior written consent of VI (which shall not be unreasonably withheld, conditioned or delayed), except that (subject to Section 2.5(a) of this Agreement and Section 2(o) of the Option Agreement) such restriction shall not prevent the VE Member Representative from transferring legal title to any Consideration or proceeds from Claims due and payable under this Agreement to any VE Member beneficially entitled thereto, as applicable; and

(e)      without VI’s prior written consent, no person reasonably expected to be called as a witness in relation to the Covered Claims (as defined in the Litigation Management Deed) will have a role in relation to the activities of the LMC (as defined in the Litigation Management Deed).

10.4    Non-Solicitation Obligations.

(a)      The VE Member Representative agrees that it shall not, directly or indirectly, solicit for employment or hire or employ without VI’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) any current or former employee of VI or any of its Subsidiaries (including, from and after the Closing, VE and its Subsidiaries); provided, however, that:

(i)        the VE Member Representative may engage in general solicitations of employment not specifically directed at current or former employees of VI or any of its Subsidiaries (including, from and after the Closing, VE and its Subsidiaries);

(ii)      prior to the Closing and during the thirty (30) calendar day period following the Closing, the VE Member Representative may solicit for employment, hire or employ any person employed by VE or any of its Subsidiaries prior to the Closing, and the VE Member Representative shall be permitted to request VI’s consent (not to be unreasonably withheld) to a reasonable extension to such period in respect of particular individuals; provided, that:

(A)	such persons shall be at the ‘Director’ level or below in their current role; and

(B)	no more than two (2) such individuals shall actually be employed by the VE Member Representative;

(iii)      the VE Member Representative may solicit for employment or hire or employ any individual who has ceased to be an employee of VE or any of its Subsidiaries prior to the Closing; and

(iv)      the VE Member Representative may solicit for employment or hire or employ any individual who has ceased to be an employee of VI, VE or any of their respective Subsidiaries at least 12 months prior to such solicitation, hiring or employment.

(b)        VE (prior to the Closing) or the VE Member Representative (after the Closing) shall notify VI of the appointment or hire of any current VE employee to a role within the VE Member Representative.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date hereof.

VISA EUROPE LIMITED

By:	/s/ Nicolas Huss
	Name:	Nicolas Huss
	Title:	Chief Executive Officer

[Signature Page to the Transaction Agreement]

VISA INC.

By:	/s/ Charles W. Scharf
	Name:	Charles W. Scharf
	Title:	Chief Executive Officer

[Signature Page to the Transaction Agreement]